     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 17, 1995.

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ---------------------

                               HOLLY CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)


                   DELAWARE                                     75-1056913
         (State or Other Jurisdiction                        (I.R.S. Employer
      of Incorporation or Organization)                   Identification Number)

        100 CRESCENT COURT, SUITE 1600                     CHRISTOPHER L. CELLA
             DALLAS, TEXAS 75201                      100 CRESCENT COURT, SUITE 1600
                (214) 871-3555                             DALLAS, TEXAS 75201
 (Address, Including Zip Code, and Telephone                  (214) 871-3555
 Number, Including Area Code, of Registrant's    (Name, Address, Including Zip Code, and
         Principal Executive Offices)             Telephone Number, Including Area Code,
                                                          of Agent for Service)

                                   Copies to:

           LAWRENCE D. STUART, JR.                          KERRY C. L. NORTH
            WEIL, GOTSHAL & MANGES                        BAKER & BOTTS, L.L.P.
        100 CRESCENT COURT, SUITE 1300                       2001 ROSS AVENUE
             DALLAS, TEXAS 75201                           DALLAS, TEXAS 75201

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

                             ---------------------

                        CALCULATION OF REGISTRATION FEE


- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                        PROPOSED        PROPOSED
                                                        MAXIMUM         MAXIMUM
                                        AMOUNT         AGGREGATE       AGGREGATE      AMOUNT OF
                                        TO BE            PRICE          OFFERING    REGISTRATION
TITLE OF SHARES TO BE REGISTERED    REGISTERED(1)     PER SHARE(2)       PRICE           FEE
- --------------------------------------------------------------------------------------------------
Common Stock, $.01 par value......  2,875,000 shares      $28.50      $81,937,500    $28,254.31
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) Includes 375,000 shares which the Underwriters have an option to purchase to cover over-allotments, if any.

(2) Calculated in accordance with Rule 457(c) based on the average of the high and low sale prices of the Common Stock on May 15, 1995, as reported on the American Stock Exchange.

                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED MAY 17, 1995

PROSPECTUS

                                2,500,000 SHARES

                                    [LOGO]

                                  COMMON STOCK

                            ------------------------

     Of the 2,500,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Holly Corporation (the "Company") offered hereby (the "Offering"), 1,500,000 shares are being sold by the Company and 1,000,000 shares are being sold by the Selling Stockholders. See "Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. The Company's Common Stock is traded on the American Stock Exchange under the symbol "HOC." On May 15, 1995, the last reported sale price of the Common Stock on the American Stock Exchange was $28 1/2 per share. See "Price Range of Common Stock and Dividend Policy."

     SEE "INVESTMENT CONSIDERATIONS" FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
             PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.


- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
                                                                                             PROCEEDS TO
                                           PRICE TO       UNDERWRITING      PROCEEDS TO        SELLING
                                            PUBLIC         DISCOUNT(1)      COMPANY(2)     STOCKHOLDERS(3)
- ---------------------------------------------------------------------------------------------------------------
Per Share..............................         $               $                $                $
- ---------------------------------------------------------------------------------------------------------------
Total(3)...............................   $               $                $                $
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $350,000.

(3) The Company and the Selling Stockholders have granted the Underwriters an option, exercisable within 30 days after the date hereof, to purchase up to an additional 375,000 shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, Proceeds to Company and Proceeds to
    Selling Stockholders will be $          , $          , $          and
    $          , respectively. See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock
will be made in New York, New York on or about             , 1995.

                            ------------------------

MERRILL LYNCH & CO.                                              CS FIRST BOSTON

                            ------------------------

               The date of this Prospectus is             , 1995.

                    [PHOTOGRAPH OF THE NAVAJO REFINERY OVER
                 GRAPHIC OF NAVAJO REFINING COMPANY'S MARKETS]

IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE AMERICAN STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus does not include all the information set forth in the Registration Statement and the exhibits thereto, to which reference is made for further information with respect to the Company.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder, and in accordance therewith files periodic reports, proxy and information statements, and other information with the Commission. The Registration Statement and the exhibits thereto and all reports, proxy and information statements, and other information filed by the Company with the Commission may be inspected at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and may also be inspected and copied at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Common Stock is listed on the American Stock Exchange and all reports, proxy and information statements, and other information filed by the Company with the Commission also may be inspected at the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission are incorporated into this Prospectus by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1994;

          (2) The Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 1994; and

          (3) The Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1995.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

     The Company will provide without charge to each person, including any beneficial owner of Common Stock, to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any and all of the documents which have been or may be incorporated by reference in this Prospectus, except that exhibits to such documents will not be provided unless they are specifically incorporated by reference into such documents. Requests for copies of any such document should be directed to Holly Corporation, 100 Crescent Court, Suite 1600, Dallas, Texas 75201, Attention: Controller, telephone: (214) 871-3555.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. Unless the context otherwise requires, the following terms are used herein with the following meanings: (i) the "Company" refers to Holly Corporation and its consolidated subsidiaries, taken as a whole, (ii) "MRC" refers to Montana Refining Company, a Partnership, the general partners of which are wholly-owned subsidiaries of Holly Corporation, (iii) the "Montana Refinery" refers to MRC's refinery near Great Falls, Montana, (iv) "Navajo" refers to Navajo Refining Company, a wholly-owned subsidiary of Holly Corporation and (v) the "Navajo Refinery" refers to Navajo's Artesia and Lovington, New Mexico refining facilities, collectively.

                                  THE COMPANY

     The Company is an independent refiner of petroleum and petroleum derivatives and produces high value light products such as gasoline, diesel fuel and jet fuel for sale primarily in the southwestern United States and northern Mexico. The Company owns a high-conversion petroleum refinery in Artesia, New Mexico, which it operates in conjunction with crude, vacuum distillation and other facilities situated 65 miles away in Lovington, New Mexico. The Navajo Refinery has a crude capacity of 60,000 barrels per day ("BPD") and can process a variety of high sulfur ("sour") crude oils. For the last three fiscal years, sour crude oils have represented approximately 85% of the crude oils processed by the Navajo Refinery. The Navajo Refinery's processing capabilities enable management to vary its crude supply mix to take advantage of changes in raw materials prices and to respond to fluctuations in the availability of crude oil supplies. The Navajo Refinery converts approximately 86% of its raw materials throughput into high value light products. For fiscal 1994, including barrels purchased for resale, gasoline, diesel fuel and jet fuel represented 56.5%, 19.7% and 11.1%, respectively, of Navajo's sales volume. For the last three fiscal years, excluding downtime for scheduled maintenance and turnarounds, the Navajo Refinery has operated at an average annual crude capacity utilization rate of approximately 93%.

     The Artesia facility is located on a 300-acre site and has fully integrated crude, fluid catalytic cracking ("FCC"), vacuum distillation, alkylation, hydrodesulfurization and reforming units, and approximately 1.5 million barrels of feedstock and product tank storage. The Lovington facility is operated as an integrated component of the Navajo Refinery and refines crude oil into intermediate products, which are transported, primarily via a Company-owned pipeline, to the Artesia facility for further processing. Navajo's assets also include a 500-mile crude oil gathering pipeline system, 30 crude oil and product tank trucks, three refined products pipelines and product storage at terminals in Tucson, Albuquerque, Artesia and El Paso in which the Company has 50% or greater interests.

     The Company also owns a 7,000 BPD petroleum refinery near Great Falls, Montana, which can process a range of crude oils and which serves primarily the State of Montana. For fiscal 1994, including barrels purchased for resale, gasoline, diesel fuel, asphalt and jet fuel represented 38.6%, 24.3%, 18.6% and 15.7% of MRC's sales volume. For the last three fiscal years, excluding downtime for scheduled maintenance and turnarounds, the Montana Refinery has operated at an average annual crude capacity utilization rate of approximately 94%.

     In addition to its refining operations, the Company also conducts a small-scale oil and gas exploration and production program.

     Despite fluctuating industry conditions, the Company, which was incorporated in 1947 and acquired the Navajo Refinery in 1969, has generated positive net income for each of the past 24 years. The Company had net income and cash from operating activities of $24.0 million and $33.6 million, respectively, for fiscal 1990, $11.7 million and $27.9 million for fiscal 1991, $2.8 million and $1.0 million for fiscal 1992, $19.0 million and $38.7 million for fiscal 1993, and $20.7 million and $27.7 million for fiscal 1994. The Company believes that it has certain business strengths that have contributed to its history of profitable operations. Among those strengths are the following:

    - Geographic location/attractive markets. The Navajo Refinery serves primarily the growing southwestern United States market, including El Paso, Albuquerque, Phoenix and Tucson, which generally has favorable supply and demand characteristics compared to Gulf Coast markets, and the northern Mexico market, which is expected to experience demand growth over the next several years. According to data compiled by the United States Bureau of the Census, from April 1, 1990 to July 1, 1993, the population of the Navajo Refinery's principal market area in the U.S. (Arizona, New Mexico and El Paso) grew at a compound annual rate of 2.2%, compared to a nationwide compound annual growth rate of 1.1% during that period. From April 1, 1980 to July 1, 1993, this area grew at a compound annual rate of 2.5%, compared to a nationwide rate of 1.0%. The Montana Refinery serves primarily the State of Montana, which also historically has had relatively favorable supply and demand characteristics.

    - High conversion refinery. The Navajo Refinery converts approximately 86% of its raw materials throughput into high value light products from a variety of sour crude oils and can vary the refined products it produces to respond to fluctuations in demand. The Navajo Refinery's processing capabilities also enable management to vary its crude supply mix to take advantage of changes in raw materials prices and to respond to fluctuations in the availability of crude oil supplies. For the last three fiscal years, sour crude oils have represented approximately 85% of the crude oils processed by the Navajo Refinery.

    - Raw material supply. Located on the northwestern shelf of the Permian Basin, the Navajo Refinery has direct access to a historically reliable crude oil supply, which is transported to the refinery primarily through a 500-mile, Company-owned crude oil pipeline gathering system and by crude oil tank trucks. The Company's crude oil pipelines connect to tankage facilities in New Mexico and Texas and are connected to, or are located in proximity to, a number of common carrier crude oil pipelines. The Montana Refinery obtains most of its crude oil via a 93-mile, Company-owned pipeline which runs from near the Canadian border.

    - Distribution logistics. The Company distributes refined products from the Navajo Refinery to its principal markets primarily through (i) a Company-owned pipeline extending from Artesia to El Paso and (ii) a Company-owned pipeline extending from Artesia to Orla, Texas, and from there west to El Paso. Products can be shipped by pipeline from El Paso to Albuquerque via a products pipeline system owned by Chevron Pipeline Company, and to Tucson and Phoenix via a products pipeline system owned by Santa Fe Pacific Pipeline. The Company also owns a segment of a products pipeline running from Orla to Odessa, Texas, which is currently inactive. The Company believes that the proximity of the Navajo Refinery to its principal markets and the refinery's products distribution network provide a transportation cost advantage over Gulf Coast and West Coast refineries in supplying its markets.

                               BUSINESS STRATEGY

     The Company's strategy has been, and continues to be, to optimize its refinery operations to increase the proportion of high value products it produces and to lower operating costs. As part of this strategy, the Company completed a $63 million expansion of the Navajo Refinery in December 1991, which, among other things, increased its refining capacity from 40,000 to 60,000 BPD. That expansion consisted principally of the addition of a new continuous catalytic regeneration unit, the modification of the FCC unit, the expansion of the naphtha desulfurizer and the installation of new sulphur and alkylation units. The installation of new equipment and the modification and upgrading of existing equipment as part of that expansion program increased the proportion of sour crude oils that the Navajo Refinery can process and increased the proportion of its throughput that can be converted into higher value products.

     The Company continues to evaluate improvements to its operating cost structure, refineries and crude oil gathering and product distribution systems. Management believes that certain enhancements and additions to the Navajo Refinery should better position the Company to respond to competitive pressures and to meet possible increases in demand for refined products. As part of its strategy, management intends to spend approximately $15 million over an 18-month period on identified capital enhancement projects at the Navajo Refinery. Those projects involve upgrades to the FCC and alkylation units, the construction of an isomerization unit and the installation of a new selective hydrogenation process ("SHP") unit. Management expects these projects to increase the Navajo Refinery's total gasoline production and to improve its ability to produce a greater proportion of "premium" (high octane) gasoline. In addition, these enhancements and plant additions are expected to improve management's flexibility to operate using different types of crude oils and other raw materials and to provide a platform for further refinery expansion, if appropriate, in the future. In addition, the Company is evaluating a number of other possible capital improvement projects, including (i) the redistribution of process activities between the Lovington and Artesia facilities in order to realize potential operating and transportation cost savings, (ii) other upgrades to improve the efficiency of the Navajo Refinery, (iii) modifications to increase product pipeline distribution capacity and (iv) product pipeline reconditioning and construction to facilitate entry into new markets. See "Capital Improvement Projects."

     The Company's executive offices are located at 100 Crescent Court, Suite 1600, Dallas, Texas 75201, and its telephone number at that address is (214) 871-3555.

                                  THE OFFERING

Common Stock Offered By:
  The Company.......................  1,500,000  shares
  The Selling Stockholders..........  1,000,000  shares
                                      ---------
          Total.....................  2,500,000  shares
                                      =========
Common Stock to be Outstanding after  9,753,514 shares
    the Offering....................
Use of Proceeds.....................  The Company will use approximately $15 million of the net proceeds from its sale of Common Stock to pay for
                                      certain identified enhancement projects for the Navajo
                                      Refinery. The Company will use its remaining proceeds,
                                      together with internally generated funds, for other
                                      capital improvement projects currently being evaluated
                                      by it and/or for general corporate purposes. The
                                      Company will not receive any of the proceeds from the
                                      sale of shares by the Selling Stockholders. See "Use of
                                      Proceeds" and "Capital Improvement Projects."
American Stock Exchange Symbol......  HOC
Dividend Policy.....................  The Company currently pays a quarterly dividend of $.10 per share of Common Stock outstanding. See "Price Range
                                      of Common Stock and Dividend Policy."

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The summary consolidated financial data presented below for the five years ended July 31, 1994 have been derived from the Company's audited consolidated financial statements. The financial data for the six months ended January 31, 1994 and at and for the six months ended January 31, 1995 have been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, contain all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the Company's results of operations and financial position for such periods and at such dates. The consolidated results of operations for the six months ended January 31, 1995 are not necessarily indicative of results to be expected for the full year or for future periods. The following summary consolidated financial and operating data should be read in conjunction with the more detailed financial and other information contained elsewhere herein. See "Selected Financial Data," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business."

                                        SIX MONTHS ENDED
                                          JANUARY 31,                               YEARS ENDED JULY 31,
                                      --------------------      ------------------------------------------------------------
                                        1995        1994          1994          1993        1992        1991          1990
                                      --------    --------      --------      --------    --------    --------      --------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
INCOME STATEMENT DATA:
Revenues............................. $307,686    $256,207      $552,320      $630,621    $506,668    $489,333      $438,882
Income from operations...............   17,614      25,366        43,540        38,671      11,016      20,830        41,772
Interest expense, net................    3,799       4,397         8,538         9,354       9,654       3,889         4,880
Income before cumulative effect of
  accounting change..................    8,235      12,539        20,717        19,933       2,759      11,734        23,955
Cumulative effect of accounting
  change.............................    5,703          --            --          (958)         --          --            --
Net income...........................   13,938      12,539        20,717        18,975       2,759      11,734        23,955

Income per common share:
  Before cumulative effect of
    accounting change................ $   1.00    $   1.52      $   2.51      $   2.42    $    .33    $   1.42      $   2.90
  Cumulative effect of accounting
    change...........................      .69          --            --          (.12)         --          --            --
                                      --------    --------      --------      --------    --------    --------      --------
  Net income......................... $   1.69    $   1.52      $   2.51      $   2.30    $    .33    $   1.42      $   2.90
                                      ========    ========      ========      ========    ========    ========      ========
OTHER FINANCIAL DATA:
EBITDA(1)............................ $ 25,014    $ 30,733      $ 54,411      $ 54,015    $ 20,401    $ 29,289      $ 48,797
Net cash provided by operating
  activities.........................   18,012      13,141        27,684        38,737         961      27,907        33,643
Capital expenditures.................    6,644      12,986        22,521        20,120      22,317      53,899        13,889
Cash dividends per common share...... $    .20    $    .15      $    .35      $    .30    $    .45    $    .48      $    .40

                                                                                                JANUARY 31, 1995
                                                                                            ------------------------
                                                                                                             AS
                                                                                             ACTUAL      ADJUSTED(2)
                                                                                            --------     -----------
                                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital...........................................................................  $ 28,394      $  68,764
Total assets..............................................................................   280,298        320,668
Long-term debt (less current maturities)..................................................    68,832         68,832
Stockholders' equity......................................................................    77,490        117,860

                                              SIX MONTHS ENDED
                                                 JANUARY 31                           YEARS ENDED JULY 31,
                                             ------------------      -------------------------------------------------------
                                              1995       1994         1994         1993       1992       1991         1990
                                             -------    -------      -------      -------    -------    -------      -------
OPERATING DATA:
Refinery production (BPD)(3)...............   67,600     60,000(4)    64,300(4)    65,300     55,200     44,800(4)    46,400
Crude charge (BPD)(5)......................   64,648     56,017       60,911       62,115     51,723     43,838       46,071
Refinery utilization (BPD)(6)..............    96.5%      83.6%(4)     90.9%(4)     92.7%      88.2%      93.3%(4)     98.0%
Average per barrel:
  Net sales................................  $ 23.92    $ 22.97      $ 22.88      $ 25.43    $ 24.84    $ 29.79      $ 25.41
  Raw materials costs(7)...................    18.76      16.33        16.99        20.10      20.41      24.61        19.76
                                             -------    -------      -------      -------    -------    -------      -------
  Gross margin.............................  $  5.16    $  6.64      $  5.89      $  5.33    $  4.43    $  5.18      $  5.65
                                             =======    =======      =======      =======    =======    =======      =======
Product sales (percent of total sales
  volume)(8):
  Gasolines................................    58.0%      53.8%        54.5%        52.0%      49.4%      46.6%        46.6%
  Diesel fuels.............................     19.5       21.4         20.1         23.6       21.1       20.1         18.7
  Jet fuels................................     10.9       11.1         11.7         10.4       13.2       18.2         20.5
  Asphalt..................................      7.1       10.2          9.4          9.8       10.8        8.9          8.1
  LPG and other............................      4.5        3.5          4.3          4.2        5.5        6.2          6.1
                                             -------    -------      -------      -------    -------    -------      -------
    Total..................................   100.0%     100.0%       100.0%       100.0%     100.0%     100.0%       100.0%
                                             =======    =======      =======      =======    =======    =======      =======

- ---------------

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is presented herein because it is commonly used to evaluate a company's ability to service and/or to incur debt or to fund capital expenditures. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.

(2) Adjusted to give effect to the sale by the Company of 1,500,000 shares of Common Stock and the investment of the estimated net proceeds therefrom (based on the last sale price of the Common Stock as reported on the American Stock Exchange on May 15, 1995) in short-term, interest-bearing securities pending use as described under "Use of Proceeds."

(3) Barrels per calendar day of refined products produced from crude oil and other raw materials.

(4) Refinery production and utilization rates were reduced as a result of a scheduled four-week turnaround for major maintenance at the Navajo Refinery.

(5)  Barrels per day of crude oil processed.

(6)  Crude charge divided by crude capacity.

(7)  Includes cost of refined products purchased for resale.

(8) Includes refined products purchased for resale representing 3.0%, 3.9%, 3.9%, 3.2%, 0.7%, 0.7% and 0.3 %, respectively, of total sales volume for the periods shown in the table above.

                           INVESTMENT CONSIDERATIONS

     Prospective purchasers of the shares of Common Stock offered hereby should consider carefully the following investment considerations, as well as the other information set forth or incorporated by reference in this Prospectus.

FLUCTUATIONS IN REFINING MARGINS

     The Company's operating results depend largely on the spread, or margin, between prices paid by the market for refined petroleum products and prices paid by the Company for crude oils and feedstocks. The Company's refining margins and operating results have fluctuated, and will continue to fluctuate, due to numerous factors, including changes in operating levels of other refineries in the Company's marketing areas and in other areas of the United States, changes in the differentials between sour and sweet crude oil prices on international and U.S. markets, changes in the level of imported refined products and variations in levels of demand for its principal products. Although an increase or decrease in the price of crude oil generally results in a corresponding increase or decrease in the price of refined products, changes in the prices of refined products generally lag behind upward and downward changes in crude oil prices. As a result, a rapid and significant increase in the market price for crude oil could have an adverse impact on refining margins. The Company's future results of operations will continue to be affected by these factors. Future margins, results of operations and earnings per share could also be affected by other factors beyond the Company's control, such as changes in, or the enactment of, environmental or other regulations, which could require substantial expenditures without necessarily increasing capacity or operating efficiency. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business."

DEPENDENCE ON NAVAJO REFINERY

     The Company's performance depends primarily upon Navajo's results of operations. Prolonged downtime of the Navajo Refinery for scheduled maintenance turnarounds, unanticipated repairs or other reasons could materially and adversely affect the Company's operating results. The Company's operations are subject to the normal hazards and risks of refinery operations. The Company maintains insurance, but there is no assurance that the Company will not incur losses beyond the limits, or outside the coverage, of its insurance. See "Business -- Insurance."

UNCERTAINTIES RELATED TO CAPITAL IMPROVEMENT PROJECTS

     The Company's ability to implement the capital improvement projects it has identified for enhancing the Navajo Refinery will depend on several factors, some of which will be beyond the Company's control. Among those factors will be the absence of unanticipated technical difficulties, fabrication delays or other occurrences, all of which could increase the cost, and delay the completion, of these projects. In addition, the identified refinery enhancement projects will require the Company to obtain certain governmental approvals, and there can be no assurance whether or when the Company will obtain those permits. Because of these uncertainties, the Company is unable to predict when these projects will be fully implemented or to provide any assurance that the anticipated benefits of these projects will be realized or, if realized, will not be offset by other factors affecting the Company's operations. In addition to the foregoing, management will have broad discretion in deciding whether to implement any of the other capital improvement projects it is currently evaluating.

COMPETITION; PIPELINE CONSTRAINTS

     The petroleum refining business is highly competitive. Among the Company's competitors are some of the world's largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. In addition, Diamond Shamrock, Inc., an independent refiner and marketer, is building a 420-mile, ten-inch refined products pipeline from its McKee refinery near Dumas, Texas to El Paso, the Company's largest market. Diamond Shamrock has announced that it expects to complete that pipeline, which will have an initial capacity of 25,000 BPD, in October 1995, and that it intends to use its pipeline to supply fuel to the El Paso, Arizona and northern Mexico markets. The Diamond Shamrock pipeline could substantially increase the supply of products in certain of the Company's principal markets. In addition, there is currently excess pipeline capacity from the West Coast into the Company's Arizona markets. There can be no assurance that West Coast refiners will not seek to increase shipments of refined products into the Company's markets or that other industry participants will not seek to deliver their products to the Company's markets through existing pipelines, new pipelines or otherwise. An increased supply of products in the Company's markets could adversely affect its sales volume and the prices it can obtain for its products.

     At times in the past, the common carrier pipelines used by the Company to serve the Arizona markets have been operated at or near their capacity. In addition, the common carrier pipeline used by the Company to serve the Albuquerque market currently is operating at or near capacity. As a result, the volume of refined products that the Company and other shippers have been able to deliver to these markets at times has been limited. In general, no assurances can be given that the Company will not experience future constraints on its ability to deliver its products through common carrier pipelines or that any existing constraints will not worsen. In particular, the flow of additional products into El Paso for shipment to Arizona, either as a result of the new Diamond Shamrock pipeline or otherwise, could result in the reoccurrence of such constraints. See "Business -- Navajo Refining Company -- Markets and Competition."

SALES TO PRINCIPAL CUSTOMERS

     For the 1994 fiscal year, approximately 12% of the Company's revenues resulted from sales of jet fuel to the United States government and 11% were attributable to sales of gasoline to an affiliate of PEMEX, the government-owned energy company of Mexico. Sales to the United States government have been made pursuant to a series of one-year contracts and sales to PEMEX have been made under a contract that expires in mid-1997. The loss of either or both of these customers could have a material and adverse effect on the Company's results of operations. See "Business -- Navajo Refining Company -- Principal Products and Customers."

ENVIRONMENTAL REGULATION

     The Company's operations are subject to federal, state and local laws and regulations governing, among other things, emissions to air, discharges to water, and transportation, treatment and disposal of waste and other materials. The Company is and has been the subject of various state, federal and private proceedings relating to environmental regulations and conditions, including a currently pending proceeding brought by the United States Department of Justice (the "DOJ") on behalf of the Environmental Protection Agency (the "EPA") alleging ongoing violations of the Resource Conservation and Recovery Act ("RCRA") at the Navajo Refinery. The Company believes that it is in the final stages of negotiating a settlement of this litigation with the DOJ and the EPA, which, if consummated, could involve expenditures by the Company of approximately $3 million to $4 million to construct a new wastewater management system and to close existing wastewater evaporation ponds. Any settlement with the DOJ also is expected to involve the payment of a civil penalty; however, based on the negotiations between the Company and the DOJ, the Company does not expect the amount of the civil penalty to have a material adverse effect on its results of operations or financial condition. There can be no assurance, however, that the Company and the government will settle the outstanding litigation or that, if not settled, the final resolution of that suit would not have a material adverse effect on the Company and its results of operations or financial condition.

     While the specifics cannot be presently determined, new laws or regulations or changes in existing laws or regulations could require the Company to make significant site or operational modifications, which could involve substantial expenditures or the reduction or suspension of certain operations. See
"Business -- Regulation."

LIMITED LIQUIDITY OF COMMON STOCK

     Although the Common Stock is listed on the American Stock Exchange, trading volume has frequently been low over the past several years. Approximately 45% of the outstanding shares of Common Stock is held by or for the benefit of two families, which have been significant stockholders of the Company for over 30 years. Approximately 15% of the outstanding shares of Common Stock is held by the Company's Employee Stock Ownership Plan (the "ESOP"). Immediately after giving effect to the Offering, the two principal stockholder families, which are the Selling Stockholders in the Offering, will beneficially own, in the aggregate, approximately 28% of the outstanding Common Stock and the ESOP will own approximately 12% of the outstanding Common Stock. There can be no assurance that the consummation of the Offering will result in greater trading volume in the Common Stock. See "Price Range of Common Stock and Dividend Policy" and "Selling Stockholders."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of 1,500,000 shares of Common Stock in the Offering are estimated to be $40.4 million (assuming a sale price to the public of $28.50 per share of Common Stock). The Company will use approximately $15 million of the net proceeds to pay for certain identified projects to enhance the Navajo Refinery. The Company will use its remaining net proceeds, together with internally generated funds, for other capital improvement projects currently being evaluated by it and/or for general corporate purposes. Pending use, the net proceeds to the Company from the Offering will be invested in short-term, interest-bearing securities. See "Capital Improvement Projects."

     The Company will not receive any portion of the net proceeds from the sale of the shares of Common Stock by the Selling Stockholders.

                          CAPITAL IMPROVEMENT PROJECTS

IDENTIFIED REFINERY ENHANCEMENT PROJECTS

     As part of its efforts to improve production efficiencies, management intends to enhance the Navajo Refinery by upgrading the FCC and alkylation units, constructing an isomerization unit and installing a new SHP unit. These projects are intended to improve the Navajo Refinery's ability to produce a greater proportion of higher yielding products, principally "premium" (high octane) gasolines, and to enhance management's flexibility to choose among different types of crude oils and other raw materials in response to changing prices of supplies. The Company currently estimates that the cost of these projects will be approximately $15 million and expects to implement them over an 18-month period.

     The modified FCC unit is expected to permit the refining of heavier feedstocks than are currently processed, which would enhance the Company's ability to take advantage of price differentials between sweet and sour crude oils. Similarly, the isomerization unit is expected to provide the Company with the ability to upgrade additional quantities of lower priced natural gasoline into finished gasoline. It is anticipated that the SHP unit and the upgraded alkylation unit will increase the refinery's production capacity for alkylate, a high octane gasoline blendstock, which also would contribute to the refinery's improved ability to produce premium unleaded gasolines and to upgrade natural gasoline into a refined product. Consequently, the Company expects that the enhancements to the Navajo Refinery will provide management with additional flexibility in managing the refinery's crude oil and other raw materials supplies. Further, based on industry studies concerning new environmental regulations promulgated by the California Air Resources Board and scheduled to go into effect in California in 1996, it appears that California refiners may require increased supplies of alkylates to produce the cleaner burning gasolines called for by the new regulations. In that event, the Navajo Refinery's increased production of alkylate could be made available for sale to California refineries.

     The Company expects to commence its indentified refinery enhancement projects promptly. However, management intends to bring the new and upgraded equipment on-line in a manner that will minimize disruption to the Navajo Refinery's operations. Consequently, management does not expect to make the FCC modifications until the scheduled fall 1996 maintenance turnaround of the refinery.

OTHER PROJECTS UNDER CONSIDERATION

     The Company is currently evaluating certain other enhancements and additions to the Navajo Refinery and the related supply and distribution systems to better position it to respond to competitive pressures and to meet possible increases in demand for refined products. Future capital projects that are being considered include (i) the redistribution of process activities between the Lovington and Artesia facilities in order to realize potential operating and transportation cost savings, (ii) other upgrades to improve the efficiency of the Navajo Refinery, (iii) modifications to increase product pipeline distribution capacity and (iv) product pipeline reconditioning and construction to facilitate entry into new markets. Management believes that the proceeds from the Offering not expended on the currently identified projects, together with cash flows from operating activities, should be sufficient to fund other projects under consideration.

                                 CAPITALIZATION

     The following table sets forth the unaudited consolidated capitalization of the Company at January 31, 1995, and as adjusted to give effect to the sale of 1,500,000 shares of Common Stock by the Company (based on the last sale price of the Common Stock on the American Stock Exchange as reported on May 15, 1995). See "Use of Proceeds" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                                            JANUARY 31, 1995
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                         (DOLLARS IN THOUSANDS)
Current maturities of long-term debt..................................  $  5,608      $   5,608
Long-term debt, less current maturities...............................    68,832         68,832
Stockholders' equity:
  Preferred stock, par value $1.00 per share; 1,000,000 shares authorized;
     none issued and outstanding......................................        --             --
  Common stock, par value $.01 per share; 20,000,000 shares
     authorized;
     8,650,282 shares issued and outstanding; 10,150,282 shares issued
     and
     outstanding, as adjusted.........................................        87            102
  Additional capital..................................................     6,132         46,487
  Retained earnings...................................................    72,250         72,250
                                                                        --------     ----------
                                                                          78,469        118,839
  Common stock held in treasury, at cost; 396,768 shares..............      (569)          (569)
  Deferred charge -- amount due from ESOP.............................      (410)          (410)
                                                                        --------     ----------
          Total stockholders' equity..................................    77,490        117,860
                                                                        --------     ----------
          Total capitalization........................................  $151,930      $ 192,300
                                                                        ========     ==========

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the American Stock Exchange under the symbol "HOC". The following table sets forth the range of the daily high and low sale prices per share of Common Stock, as reported on the American Stock Exchange, and dividends paid per share of Common Stock for the periods indicated:

                   FISCAL YEARS ENDED JULY 31,                  HIGH     LOW      DIVIDENDS
    ----------------------------------------------------------  ----     ----     ---------
    1993
      First Quarter...........................................  $25       $23      $.075
      Second Quarter..........................................   30 7/8    23 7/8   .075
      Third Quarter...........................................   29 3/8    25 7/8   .075
      Fourth Quarter..........................................   30 1/2    26 3/8   .075
    1994
      First Quarter...........................................   30        26 5/8   .075
      Second Quarter..........................................   30        25 3/8   .075
      Third Quarter...........................................   30 1/2    27 1/8   .10
      Fourth Quarter..........................................   33 3/8    28 1/4   .10
    1995
      First Quarter...........................................   28 1/2    23 3/4   .10
      Second Quarter..........................................   26 1/2    24       .10
      Third Quarter...........................................   26 3/4    23       .10
      Fourth Quarter (to May 15, 1995)........................   28 1/2    26 3/4

     As of April 30, 1995, the Company had approximately 2,100 stockholders of record.

     The Company, which currently pays a quarterly dividend of $.10 per share of Common Stock outstanding, considers the declaration of dividends on a quarterly basis. The Company's ability to pay future dividends depends on its future earnings and capital requirements, and on its financial condition and other factors. The Company's senior notes (the "Senior Notes") and its revolving credit agreement (the "Credit Agreement") could limit the Company's ability to pay dividends under certain circumstances. See Note 6 to the Consolidated Financial Statements for the year ended July 31, 1994 included elsewhere herein.

                            SELECTED FINANCIAL DATA

     The selected financial data presented below for the five years ended July 31, 1994 have been derived from the Company's audited consolidated financial statements. The selected financial data at and for the six months ended January 31, 1994 and 1995 have been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, contain all adjustments, consisting only of normal, recurring adjustments, necessary to present fairly the Company's results of operations and financial position for such periods and at such dates. The consolidated results of operations for the six months ended January 31, 1995 are not necessarily indicative of the results to be expected for the full year or for future periods. The selected financial data presented below should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                    SIX MONTHS ENDED
                                       JANUARY 31,                                 YEARS ENDED JULY 31,
                                 -----------------------     -----------------------------------------------------------------
                                   1995          1994          1994          1993          1992          1991          1990
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT DATA:
Revenues.......................  $ 307,686     $ 256,207     $ 552,320     $ 630,621     $ 506,668     $ 489,333     $ 438,882
Costs and expenses:
  Cost of sales................    274,650       217,550       480,916       565,638       474,151       448,356       377,853
  General and administrative...      6,670         5,879        12,369        11,951         9,263         9,200         9,699
  Depreciation, depletion and
    amortization...............      7,400         5,367        10,871        11,344        10,085         6,984         6,515
  Exploration expenses,
    including dry holes........      1,270         1,910         4,441         2,867         2,005         3,834         2,576
  Miscellaneous................         82           135           183           150           148           129           467
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
                                   290,072       230,841       508,780       591,950       495,652       468,503       397,110
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
Income from operations.........     17,614        25,366        43,540        38,671        11,016        20,830        41,772
Other income (expense)
  Interest income..............        443           153           447           169           432           419           517
  Interest expense.............     (4,242)       (4,550)       (8,985)       (9,523)      (10,086)       (4,308)       (5,397)
  Other........................         --            --            --         4,000          (700)        1,475           510
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
                                    (3,799)       (4,397)       (8,538)       (5,354)      (10,354)       (2,414)       (4,370)
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
Income before income taxes and
  cumulative effect of
  accounting change............     13,815        20,969        35,002        33,317           662        18,416        37,402
Income tax provision
  (benefit)....................      5,580         8,430        14,285        13,384        (2,097)        6,682        13,447
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
Income before cumulative effect
  of accounting change.........      8,235        12,539        20,717        19,933         2,759        11,734        23,955
Cumulative effect of accounting
  change.......................      5,703            --            --          (958)           --            --            --
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
Net income.....................  $  13,938     $  12,539     $  20,717     $  18,975     $   2,759     $  11,734     $  23,955
                                 =========     =========     =========     =========     =========     =========     =========
Income per common share:
  Income before cumulative
    effect of accounting
    change.....................  $    1.00     $    1.52     $    2.51     $    2.42     $     .33     $    1.42     $    2.90
  Cumulative effect of
    accounting change..........        .69            --            --          (.12)           --            --            --
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
  Net income...................  $    1.69     $    1.52     $    2.51     $    2.30     $     .33     $    1.42     $    2.90
                                 =========     =========     =========     =========     =========     =========     =========

                                    SIX MONTHS ENDED
                                       JANUARY 31,                                 YEARS ENDED JULY 31,
                                 -----------------------     -----------------------------------------------------------------
                                   1995          1994          1994          1993          1992          1991          1990
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
OTHER FINANCIAL DATA:
EBITDA(1)......................  $  25,014     $  30,733     $  54,411     $  54,015     $  20,401     $  29,289     $  48,797
Net cash provided by operating
  activities...................     18,012        13,141        27,684        38,737           961        27,907        33,643
Capital expenditures...........      6,644        12,986        22,521        20,120        22,317        53,899        13,889
Cash dividends per common
  share........................  $     .20     $     .15     $     .35     $     .30     $     .45     $     .48     $     .40
Average number of shares of
  common stock outstanding.....  8,253,514     8,253,514     8,253,514     8,253,514     8,253,514     8,253,514     8,253,514

REFINERY OPERATING DATA:
Refinery production (BPD)(2)...     67,600        60,000(3)     64,300(3)     65,300        55,200        44,800(3)     46,400
Crude charge (BPD)(4)..........     64,648        56,017        60,911        62,115        51,723        43,838        46,071
Refinery utilization
  (BPD)(5).....................      96.5%         83.6%(3)      90.9%(3)      92.7%         88.2%         93.3%(3)      98.0%
Average per barrel:
  Net sales....................  $   23.92     $   22.97     $   22.88     $   25.43     $   24.84     $   29.79     $   25.41
  Raw materials costs(6).......      18.76         16.33         16.99         20.10         20.41         24.61         19.76
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
  Gross margin.................  $    5.16     $    6.64     $    5.89     $    5.33     $    4.43     $    5.18     $    5.65
                                 =========     =========     =========     =========     =========     =========     =========
Product sales (percent of total
  sales volume)(7):
  Gasolines....................      58.0%         53.8%         54.5%         52.0%         49.4%         46.6%         46.6%
  Diesel fuels.................       19.5          21.4          20.1          23.6          21.1          20.1          18.7
  Jet fuels....................       10.9          11.1          11.7          10.4          13.2          18.2          20.5
  Asphalt......................        7.1          10.2           9.4           9.8          10.8           8.9           8.1
  LPG and other................        4.5           3.5           4.3           4.2           5.5           6.2           6.1
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
        Total..................     100.0%        100.0%        100.0%        100.0%        100.0%        100.0%        100.0%
                                 =========     =========     =========     =========     =========     =========     =========

                                       JANUARY 31,                                       JULY 31,
                                 -----------------------     -----------------------------------------------------------------
                                   1995          1994          1994          1993          1992          1991          1990
                                 ---------     ---------     ---------     ---------     ---------     ---------     ---------
                                                                    (DOLLARS IN THOUSANDS)
                                                                    ----------------------

BALANCE SHEET DATA:
Working capital................  $  28,394     $  18,056     $  18,236     $  12,145     $   5,031     $  18,658     $  11,608
Total assets...................    280,298       250,658       281,814       249,807       245,462       212,095       149,503
Long-term debt (less current
  maturities)..................     68,832        74,440        68,840        74,448        80,056        80,164        34,136
Stockholders' equity...........     77,490        58,213        64,772        46,478        29,505        29,811        21,371

- ---------------

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization and is presented herein because it is commonly used to evaluate a company's ability to service and/or to incur debt or to fund capital expenditures. EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities and other consolidated income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity.

(2) Barrels per calendar day of refined products produced from crude oil and other raw materials.

(3) Refinery production and utilization rates were reduced as a result of a scheduled four-week turnaround for major maintenance at the Navajo Refinery.

(4) Barrels per day of crude oil processed.

(5) Crude charge divided by crude capacity.

(6) Includes cost of refined products purchased for resale.

(7) Includes refined products purchased for resale representing 3.0%, 3.9%, 3.9%, 3.2%, 0.7%, 0.7% and 0.3%, respectively, of the total sales volume for the periods shown in the table above.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

     The Company's operating results depend largely on the spread, or margin, between prices paid by the market for refined petroleum products and prices paid by the Company for crude oils and feedstocks. The Company's refining margins and operating results have fluctuated, and will continue to fluctuate, due to numerous factors, including changes in operating levels of other refineries in the Company's marketing areas and in other areas of the United States, changes in the differentials between sour and sweet crude oil prices on international and U.S. markets, changes in the level of imported refined products and variations in levels of demand for its principal products. Although an increase or decrease in the price of crude oil generally results in a corresponding increase or decrease in the price of refined products, changes in the prices of refined products generally lag behind upward and downward changes in crude oil prices. As a result, a rapid and significant increase in the market price for crude oil could have an adverse impact on refining margins. The Company's future results of operations will continue to be affected by these factors. Future margins, results of operations and earnings per share could also be affected by other factors beyond the Company's control, such as changes in, or the enactment of, environmental or other regulations, which could require substantial expenditures without necessarily increasing capacity or operating efficiency.

     The Company's results of operations experience some seasonal fluctuations, with demand for gasoline and asphalt products historically being stronger from March through October, which are the key "driving" and road construction months, than during the rest of the year. In addition, the Company's refineries are subject to preventive maintenance turnarounds scheduled at two- or three-year intervals, during which all or a portion of the facilities are shut down. As a result, the Company's operating results during the periods and full fiscal years when turnarounds occur typically will be below the Company's results for the comparable prior year periods. In addition, in part because the Navajo and Montana Refineries serve markets with different supply and demand relationships, the refineries' operating results do not always increase or decrease in tandem. Consequently, there have been periods (such as fiscal 1994 and 1993) when MRC's results of operations have contributed more to the Company's overall results of operations than management ordinarily would expect given the relative size of the Navajo and Montana Refineries.

RESULTS OF OPERATIONS

  Six Months ended January 31, 1995 Versus Six Months ended January 31, 1994

     For the six months ended January 31, 1995, net income was $13.9 million, which included a $5.7 million contribution in the first quarter from the cumulative effect of a change in accounting for turnarounds relating to prior periods, compared to $12.5 million for the same period of fiscal 1994. Effective August 1, 1994, the Company changed its method of accounting for turnaround costs. Turnarounds consist of preventive maintenance on major processing units as well as the shutdown and restart of all units, and generally are scheduled at two- to three-year intervals. Previously, the Company estimated the costs of the next scheduled turnaround and ratably accrued the related expenses prior to the actual turnaround. To provide for a better matching of turnaround costs with revenues, the Company changed its accounting method for turnaround costs to one that results in the amortization of costs incurred over the period until the next scheduled turnaround. The amortization of turnaround costs is recorded in depreciation, depletion and amortization expense, whereas previously the expenses accrued prior to the turnaround were recorded in cost of sales as an operating expense. The increase in the current year in depreciation expense is primarily the result of this change in accounting. The cumulative effect of this accounting change was to increase net income in the current year by $5.7 million. Excluding the cumulative effect of the accounting change, the new method of accounting for turnaround costs increased net income for the first half of fiscal 1995 by $1.0 million to $8.2 million. If the accounting change for turnaround costs had been retroactively applied, pro forma net income for the six months ended January 31, 1994 would have increased by $1.1 million to $13.6 million and pro forma net income for the full 1994 fiscal year would have increased by $1.3 million to $22.0 million.

     Excluding the effects of the change in accounting for turnarounds, the $4.3 million decrease in net income for the first half of 1995 compared to the prior year period is due primarily to a 22% reduction in gross margins per barrel, offset partially by a 15% increase in volumes sold. Gross margins for the current year were less than in the comparable prior year period because crude oil costs per barrel increased at a 15% rate over the prior year, while product prices per barrel increased at only a 4% rate. Gross margins per barrel at the Montana Refinery, particularly in the latter part of the second quarter of 1995, were 30% below the comparable prior year period because product prices per barrel increased 1% over the prior year levels while crude oil costs per barrel increased 23%. Revenues for the six months ended January 31, 1995 were 20% higher than in the comparable prior year period due to a 15% increase in sales volumes in the current year period and 4% higher product prices per barrel in the first half of 1995 compared to the 1994 period. The prior year's sales volumes were adversely affected by the scheduled maintenance turnaround at the Navajo Refinery from September to November 1993.

  1994 Versus 1993

     Net income for the year ended July 31, 1994 was $20.7 million compared to $19.9 million before an accounting change in the 1993 fiscal year. In the 1993 fiscal year, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), which amended the accounting for income taxes from the deferral method to the liability method. The cumulative effect of this change in accounting was to decrease net income by $1.0 million to $19.0 million for the year ended July 31, 1993. Other than the cumulative effect of the adjustment, the effect of the change on income for the year ended July 31, 1993 was not material.

     While gross margins per barrel for the 1994 fiscal year as a whole improved 11% over the levels of the prior year, the 1994 year's margins per barrel were adversely affected by Navajo's refined product margins per barrel in the fourth quarter of 1994, which decreased 43% from the same period during 1993 because product prices per barrel fell 9% in the fourth quarter of 1994 while crude oil cost per barrel rose 3% in the same period. MRC had a third consecutive record earnings year in fiscal 1994 because its gross margins were positively affected by favorable prices for crude oil and other feedstocks. Notwithstanding the Company's higher gross margins, as a whole, for 1994 compared to 1993, net sales for the 1994 fiscal year decreased 13% from the prior year's levels as the result of a 10% decrease in product prices per barrel and a 3% decline in sales volume for the year caused primarily by a scheduled major maintenance turnaround of the Navajo Refinery. Under the prior accounting method, a charge of $2.9 million was recorded in the fourth quarter of fiscal 1993 to reflect an increase in the estimate for the costs to be incurred in the turnaround, and an additional $1.5 million in excess of the revised accrual at July 31, 1993 was included as an expense with respect to the scheduled turnaround in the 1994 year's second quarter. Increases in other operating expense and in exploration expenses, including dry holes, further reduced income in 1994.

     Pre-tax income in 1993 was improved by $4 million relating to the settlement of litigation with a common carrier pipeline and was reduced by a $2 million charge relating to an enforcement action brought by the DOJ alleging that Navajo, beginning in September 1990 and continuing until the present, violated and continues to violate the Resource Conservation and Recovery Act
(RCRA) and implementing regulations by treating, storing and disposing of certain hazardous wastes without required authorization and without compliance with regulatory requirements. See "Financial Condition" below.

  1993 Versus 1992

     Net income for the year ended July 31, 1993 was $19.9 million before a $1.0 million accounting change related to the adoption of SFAS 109 as discussed above, compared to $2.8 million in the prior year.

     Net income for the year ended July 31, 1993 improved substantially over the prior year due to 20% and 22% increases in gross margins per barrel and sales volumes, respectively. The increase in sales volume over the prior year resulted from higher throughputs made possible by the refinery expansion completed in December 1991 and the alleviation of product pipeline distribution constraints in October 1992. Gross margins and sales volumes for the 1993 fiscal year also may have been favorably affected by a temporary suspension of production during most of the year by a refinery in the Company's principal market area. In addition, MRC experienced a second consecutive record earnings year in fiscal 1993. Profitability in fiscal 1993 was reduced due to increases in operating expenses, principally resulting from a charge taken in the fourth quarter of $2.9 million to increase the estimate for the planned fall 1993 major maintenance turnaround and increases in general and administrative expense and depreciation, depletion and amortization expense, primarily attributable to the refinery expansion. Net income in the fourth quarter of the 1993 fiscal year was improved by pretax income of $4 million relating to a settlement of litigation with a common carrier pipeline company and the $2 million pre-tax charge established in connection with the DOJ litigation.

     Net income in the fourth quarter of fiscal 1992 was improved by the elimination, as a consequence of the Company's acquisition of the remaining interest in MRC, of a $2.6 million liability for deferred taxes that had been reflected on the Company's financial statements.

FINANCIAL CONDITION

     Cash flows from operations during the six months ended January 31, 1995 exceeded capital expenditures and dividends paid, resulting in a net increase in cash and cash equivalents of $9.7 million. Cash flows from operations for fiscal 1994 were slightly less than capital expenditures, debt payments and dividends paid, resulting in a net decrease in cash and cash equivalents of $3.3 million. Working capital increased during the first half of 1995 by $10.2 million to $28.4 million at January 31, 1995. The Company's long-term debt represented 49.0% of total capitalization at January 31, 1995 compared to 53.5% at July 31, 1994. At January 31, 1995, the Company had $25 million of borrowing capacity under the Credit Agreement, which is available for short term working capital needs. The Company believes that these sources of funds, together with future cash flows from operations and the estimated net proceeds from the sale of 1,500,000 shares of Common Stock offered hereby, should provide sufficient resources, financial strength and flexibility for the Company to satisfy its liquidity needs, capital requirements (including requirements related to the identified refinery enhancement projects for the Navajo Refinery) and debt service obligations and to permit the payment of dividends for the foreseeable future.

     Net cash provided by operating activities amounted to $18.0 million in the first six months of fiscal 1995, compared to $13.1 million in the same period of the prior year. The principal reason for the increase in cash provided from operations was changes in working capital accounts; this factor was partially offset by the reduction in income before the accounting change. The change in the method of accounting for turnaround costs had no effect on cash provided from operations. Net cash provided by operating activities amounted to $27.7 million in fiscal 1994, compared to $38.7 million in fiscal 1993 and $1.0 million in fiscal 1992. The primary reason for the differences in cash provided from operations during the three years ended July 31, 1994 was differences in earnings, which were $20.7 million in fiscal 1994, $19.0 million in fiscal 1993 and $2.8 million in fiscal 1992. Additionally, significant amounts of funds were required in both fiscal 1994 and fiscal 1992 to maintain working capital accounts compared to the 1993 fiscal year.

     Cash flows used for investing activities (consisting solely of capital expenditures) were $6.6 million in the first six months of fiscal 1995, compared to $13.0 million in the same period of the prior year. Cash flows used for investing activities totalled $65.7 million over the last three full fiscal years, $22.5 million in 1994, $20.1 million in 1993 and $23.1 million in 1992, principally for capital expenditures. The expenditures in 1992 were primarily for the final phases of the expansion of the Navajo Refinery's crude capacity from 40,000 to 60,000 BPD. This expansion included the installation of a new continuous catalytic regeneration reformer, the modification of the fluid catalytic cracker, the expansion of the naphtha desulfurizer and the installation of a new sulphur plant and alkylation unit. In fiscal 1993 and 1994, most of the funds expended were for refinery projects including diesel desulfurization units at the Navajo and Montana Refineries in order to meet the October 1993 requirements for lower sulphur content in diesel fuel. The Navajo Refinery unit was completed in August 1993 and the Montana Refinery unit was completed in December 1993.

     The Company plans to use approximately $15 million of its net proceeds from this Offering to pay for the identified capital improvement projects to enhance the Navajo Refinery described under "Capital Improvements Projects -- Identified Refinery Enhancement Projects." Management believes that the proceeds from the Offering not expended on the currently identified projects, together with cash flows from operating activities, should be sufficient to fund other projects under consideration. Excluding the capital improvement projects described under "Capital Improvements Projects," the Company has a $15 million capital budget for fiscal 1995, of which $11 million is for refinery projects with the remaining $4 million for oil and gas exploration. Although there can be no assurances, management considers the planned maintenance expenditures for 1995 of approximately $8 million to be indicative of the level of capital spending that will be necessary to maintain the Company's operations in the future. The majority of the oil and gas budget will be used to fund the anticipated costs of completion of production facilities for two offshore properties in which the Company has an interest. Although the Company's capital expenditures budget contemplates capitalizable costs associated with compliance with environmental regulations, the regulations implementing recent amendments to the Clean Air Act could have a substantial impact on the Company's future capital spending requirements. Final regulations implementing these amendments have not yet been promulgated; therefore the costs of complying with these regulations are not yet determinable by the Company. In addition, the Company is unable to predict the impact that new environmental rules and regulations or changes in interpretations of existing laws and regulations might have on its capital spending needs.

     Cash flows used for financing activities amounted to $1.7 million in the first six months of fiscal 1995, compared to $1.2 million in the same period of the prior year; substantially all these amounts were for dividends. The next principal payment of $5.6 million on the Company's Senior Notes is due in June 1995. Cash flows used for financing activities amounted to $8.5 million and $13.4 million in fiscal 1994 and 1993, respectively, compared to cash flows provided by financing activities of $6.3 million in fiscal 1992. Financing activities over the last three years included the renewal of the Company's Credit Agreement in July 1993, which provides for a total facility of $100 million, the full amount of which may be used to support letters of credit and $25 million of which may be used for direct borrowings for short-term working capital needs. The Company had $10.5 million of borrowings outstanding under its Credit Agreement as of July 31, 1992, the full amount of which was repaid during fiscal 1993. The Company's Credit Agreement will expire August 1, 1995; however, the Company expects to renew the Credit Agreement on substantially the same terms. The
Company's first principal payment of $5.6 million on the Senior Notes was made in June 1994. See Note 6 to the Consolidated Financial Statements for the year ended July 31, 1994 included elsewhere herein for a summary of the terms of the Senior Notes and the Credit Agreement, which could restrict the Company's ability to pay dividends under certain circumstances.

     Diamond Shamrock, Inc., an independent refiner and marketer, is building a 420-mile, ten-inch refined products pipeline from its McKee refinery near Dumas, Texas to El Paso, the Company's largest market. Diamond Shamrock has announced that it expects to complete that pipeline, which will have an initial capacity of 25,000 BPD, in October 1995, and that it intends to use its pipeline to supply fuel to the El Paso, Arizona and northern Mexico markets. The Diamond Shamrock pipeline could substantially increase the supply of products in the Company's principal markets. At times in the past, the common carrier pipelines used by the Company to serve the Tucson and Phoenix markets have been operated at or near their capacity. In addition, the common carrier pipeline used by the Company to serve the Albuquerque market currently is operating at or near capacity. As a result, the volume of refined products that the Company and other shippers have been able to deliver to these markets at times has been limited. In general, there is no assurance that the Company will not experience future constraints on its ability to deliver its products through common carrier pipelines or that any existing constraints will not worsen. In particular, the flow of additional product into El Paso for shipment to Arizona, either as a result of the new Diamond Shamrock pipeline or otherwise, could result in the reoccurrence of such constraints. See "Business -- Navajo Refining
Company -- Markets and Competition."

     In July 1993, the DOJ filed suit against Navajo alleging that, beginning in September 1990 and continuing through the present, Navajo has violated and continues to violate RCRA and implementing regulations of the EPA by treating, storing and disposing of certain hazardous wastes without compliance with regulatory requirements. The Company believes that the parties are in the final stage of negotiations that should resolve some, if not all, of the litigation. Based on those negotiations, the Company would close the existing evaporation ponds of its wastewater management system, at a cost of approximately $1 million to be expended over a several year period. The negotiations also contemplate that the Company would implement one of several alternatives to the existing wastewater treatment system. Depending upon which approach is utilized, the Company could incur total costs of approximately $3 million over the next several years. The costs to implement an alternative wastewater treatment system would be capitalized and amortized over the future useful life of the resulting asset in accordance with generally accepted accounting principles. Any settlement with the DOJ also is expected to involve the payment of a civil penalty, which, based on negotiations among the Company, the EPA and the DOJ, the Company does not believe will have a material adverse effect on its financial position or results of operations. In fiscal 1993, the Company recorded a $2 million reserve for the litigation, principally to provide for the cost of closing the existing ponds. See "Investment Considerations -- Environmental Regulation."

                                    BUSINESS
OVERVIEW

     The Company is an independent refiner of petroleum and petroleum derivatives and produces high value light products such as gasoline, diesel fuel and jet fuel for sale primarily in the southwestern United States and northern Mexico. The Company owns a high-conversion petroleum refinery in Artesia, New Mexico, which it operates in conjunction with crude, vacuum distillation and other facilities situated 65 miles away in Lovington, New Mexico. The Navajo Refinery has a crude capacity of 60,000 BPD and can process a variety of high sulphur sour crude oils. For the last three fiscal years, sour crude oils have represented approximately 85% of the crude oils processed by the Navajo Refinery. The Navajo Refinery's processing capabilities enable management to vary its crude supply mix to take advantage of changes in raw materials prices and to respond to fluctuations in the availability of crude oil supplies. The Navajo Refinery converts approximately 86% of its raw materials throughput into high value light products. For fiscal 1994, including barrels purchased for resale, gasoline, diesel fuel and jet fuel represented 56.5%, 19.7% and 11.1%, respectively, of Navajo's sales volume. For the last three fiscal years, excluding downtime for scheduled maintenance and turnarounds, the Navajo Refinery has operated at an average annual crude capacity utilization rate of approximately 93%.

     The Artesia facility is located on a 300-acre site and has fully integrated crude, FCC, vacuum distillation, alkylation, hydrodesulfurization and reforming units, and approximately 1.5 million barrels of feedstock and product tank storage. The Lovington facility is operated as an integrated component of the Navajo Refinery and refines crude oil into intermediate products, which are transported, primarily via a Company-owned pipeline, to the Artesia facility for further processing. Navajo's assets also include a 500-mile crude oil gathering pipeline system, 30 crude oil and product tank trucks, three refined products pipelines and product storage at terminals in Tucson, Albuquerque, Artesia and El Paso in which the Company has 50% or greater interests.

     The Company also owns a 7,000 BPD petroleum refinery near Great Falls, Montana, which can process a range of crude oils and which serves primarily the State of Montana. For fiscal 1994, including barrels purchased for resale, gasoline, diesel fuel, asphalt and jet fuels, represented 38.6%, 24.3%, 18.6% and 15.7% of MRC's sales volume. For the last three fiscal years, excluding downtime for scheduled maintenance and turnarounds, the Montana Refinery has operated at an average annual crude capacity utilization rate of approximately 94%.

     In addition to its refining operations, the Company also conducts a small-scale oil and gas exploration and production program.

BUSINESS STRENGTHS

     Despite fluctuating industry conditions, the Company, which was incorporated in 1947 and acquired the Navajo Refinery in 1969, has generated positive net income and cash flow from operations for each of the past 24 years. The Company had net income and cash from operating activities of $24.0 million and $33.6 million, respectively, for fiscal 1990, $11.7 million and $27.9 million for fiscal 1991, $2.8 million and $1.0 million for fiscal 1992, $19.0 million and $38.7 million for fiscal 1993, and $20.7 million and $27.7 million for fiscal 1994. The Company believes that it has certain business strengths that have contributed to its history of profitable operations. Among those strengths are the following:

     - Geographic location/attractive markets. The Navajo Refinery primarily serves the growing southwestern United States market, including El Paso, Albuquerque, Phoenix and Tucson, which generally has favorable supply and demand characteristics compared to Gulf Coast markets, and the northern Mexico market, which is expected to experience demand growth over the next several years. According to data compiled by the United States Bureau of the Census, from April 1, 1990 to July 1, 1993, the population of the Navajo Refinery's principal market area in the U.S. (Arizona, New Mexico and El Paso) grew at a compound annual rate of 2.2%, compared to a nationwide compound annual growth rate of 1.1% during that period. From April 1, 1980 to July 1, 1993, this area grew at a compound annual rate of 2.5%, compared to a nationwide rate of 1.0%. The Montana Refinery serves primarily the

      State of Montana, which also historically has had relatively favorable supply and demand characteristics.

     - High conversion refinery. The Navajo Refinery converts approximately 86% of its raw materials throughput into high value light products from a variety of sour crudes and can vary the refined products it produces to respond to fluctuations in demand. The Navajo Refinery's processing facilities also enable management to vary the refinery's crude supply mix to take advantage of changes in raw materials prices and to respond to fluctuations in the availability of crude oil supplies. For the last three fiscal years, sour crude oils have represented approximately 85% of the crude oils processed by the Navajo Refinery.

     - Raw material supply. Located on the northwestern shelf of the Permian Basin, the Navajo Refinery has direct access to a historically reliable crude oil supply, which is transported to the refinery primarily through a 500-mile, Company-owned crude oil pipeline gathering system and by crude oil tank trucks. The Company's crude oil pipelines connect to tankage facilities in New Mexico and Texas, and are connected to, or are located in proximity to, a number of common carrier crude oil pipelines. The Montana Refinery obtains most of its crude oil via a 93-mile, Company-owned pipeline which runs from near the Canadian border.

     - Distribution logistics. The Company distributes refined products from the Navajo Refinery to its principal markets primarily through (i) a Company-owned pipeline extending from Artesia to El Paso and (ii) a Company-owned pipeline extending from Artesia to Orla, Texas, and from there west to El Paso. Products can be shipped by pipeline from El Paso to Albuquerque via a products pipeline system owned by Chevron Pipeline Company and to Tucson and Phoenix via a products pipeline system owned by Santa Fe Pacific Pipeline. The Company also owns a segment of a products pipeline running from Orla to Odessa, Texas, which is currently inactive. The Company believes that the proximity of the Navajo Refinery to its principal markets and the refinery's products distribution network provide a transportation cost advantage over Gulf Coast and West Coast refineries in supplying its markets.

BUSINESS STRATEGY

     The Company's strategy has been, and continues to be, to optimize its refinery operations to increase the proportion of high value products it produces and to lower operating costs. As part of this strategy, the Company completed a $63 million expansion of the Navajo Refinery in December 1991, which, among other things, increased its refining capacity from 40,000 to 60,000 BPD. That expansion consisted principally of the addition of a new continuous catalytic regeneration unit, the modification of the FCC unit, the expansion of the naphtha desulfurizer and the installation of new sulphur and alkylation units. The installation of new equipment and the modification and upgrading of existing equipment as part of that expansion program increased the proportion of sour crude oils that the Navajo Refinery can process and increased the proportion of its throughput that can be converted into higher value products.

     The Company continues to evaluate improvements to its operating cost structure, refineries and crude oil gathering and product distribution systems. Management believes that certain enhancements and additions to the Navajo Refinery should better position the Company to respond to competitive pressures and to meet possible increases in demand for refined products. As part of its strategy, management intends to spend approximately $15 million over an 18-month period on identified capital enhancement projects at the Navajo Refinery. Those projects involve upgrades to the FCC and alkylation units, the construction of an isomerization unit and the installation of a new SHP unit. Management expects these projects to increase the Navajo Refinery's total gasoline production and to improve its ability to produce a greater proportion of "premium" (high octane) gasoline. In addition, these enhancements and plant additions are expected to improve management's flexibility to operate using different types of crude oils and other raw materials and to provide a platform for further refinery expansion, if appropriate, in the future. In addition, the Company is evaluating a number of other possible capital improvement projects, including
(i) the redistribution of process activities between the Lovington and Artesia facilities in order to realize potential operating and transportation cost savings, (ii) other upgrades to improve the efficiency of the Navajo Refinery,
(iii) modifications to increase
product pipeline distribution capacity and (iv) product pipeline reconditioning and construction to facilitate entry into new markets. See "Capital Improvement Projects -- Other Projects Under Consideration."

NAVAJO REFINING COMPANY

  Facilities

     With the completion of a major expansion in December 1991, Navajo's refining capacity increased from 40,000 to 60,000 BPD. The Navajo Refinery has the ability to process a variety of sour crude oils and, as a result of the expansion, has increased the proportion of throughput that can be converted into high value light products (such as gasoline, diesel fuel and jet fuel). The expansion has also increased internal high octane capabilities and has augmented overall operating flexibility.

     The following table sets forth certain information concerning the operations of Navajo during the last five fiscal years and during the six-month periods ending January 31, 1994 and 1995:

                             SIX MONTHS ENDED
                               JANUARY 31,                        YEARS ENDED JULY 31,
                             ----------------      --------------------------------------------------
                              1995      1994        1994        1993      1992      1991        1990
                             ------    ------      ------      ------    ------    ------      ------
Refinery production
  (BPD)(1).................  62,200    53,100(2)   57,400(2)   58,600    48,900    38,800(2)   40,000
Crude charge (BPD)(3)......  59,254    49,075      54,089      55,488    45,363    37,663      39,524
Refinery
  utilization(BPD)(4)......   98.8%     81.8%(2)    90.1%(2)    92.5%     87.8%     94.2%(2)    98.8%
Average per barrel:
  Net sales................  $23.77    $22.68      $22.63      $25.39    $24.69    $29.89      $25.59
  Raw materials costs(5)...   18.83     16.54       17.20       20.26     20.53     24.67       19.83
                             ------    ------      ------      ------    ------    ------      ------
  Gross margin.............  $ 4.94    $ 6.14      $ 5.43      $ 5.13    $ 4.16    $ 5.22      $ 5.76
                             ======    ======      ======      ======    ======    ======      ======

- ---------------

(1) Barrels per calendar day of refined products produced from crude oil and other raw materials.

(2) Refinery production and utilization rates were reduced as the result of a scheduled four-week turnaround for major maintenance.

(3)  Barrels per day of crude oil processed.

(4)  Crude charge divided by crude capacity.

(5)  Includes cost of refined products purchased for resale.

     Navajo's Artesia facility has fully integrated crude, FCC, vacuum distillation, alkylation, hydrodesulfurization and reforming units, and approximately 1.5 million barrels of feedstock and product tank storage, as well as other supporting units and office buildings at the site. The Artesia facilities are operated in conjunction with integrated refining facilities located in Lovington, New Mexico, approximately 65 miles east of Artesia. The principal equipment at Lovington consists of a crude unit and an associated vacuum unit. The Lovington facility processes crude oil into intermediate products, which are transported to Artesia through a Company-owned eight-inch pipeline or by tanker truck.

     The following table shows the major units of the Navajo Refinery and their respective dates of construction or last major modification or upgrade:

                                                                     YEAR OF COMPLETION OR
                               UNITS                             MOST RECENT MAJOR MODIFICATION
    -----------------------------------------------------------  ------------------------------
    Artesia Crude Distillation Unit............................               1981
    Artesia Vacuum Distillation Unit...........................               1981
    Lovington Crude Distillation Unit..........................               1991
    Lovington Vacuum Distillation Unit.........................               1991
    Diesel Hydrodesulfurization Unit...........................               1993
    Naptha/Kerosene Hydrodesulfurization Unit..................               1991
    Fluid Catalytic Cracking Unit*.............................               1991
    Alkylation Unit*...........................................               1991
    Catalytic Reformer Unit....................................               1991

- ---------------
* To be upgraded as part of the capital improvements projects described under "Capital Improvements Projects -- Identified Refinery Enhancement Projects."

     The Company's 500 miles of crude gathering pipelines lead to the Artesia and Lovington facilities from various points in southeastern New Mexico. The Company distributes refined products from the Navajo Refinery to its principal markets primarily through (i) a Company-owned pipeline which extends from Artesia to El Paso and (ii) a Company owned pipeline extending from Artesia to Orla, Texas and from there west to El Paso. The Company has product storage at terminals in Tucson, Albuquerque, Artesia and El Paso in which the Company has 50% or greater interests. The Company also owns a segment of products pipeline running from Orla to Odessa, Texas, which is currently inactive. The Odessa pipeline segment could be utilized following certain capital expenditures for reconditioning.

  Markets and Competition

     The Navajo Refinery primarily serves the growing southwestern United States market, including El Paso, Albuquerque, Phoenix and Tucson, and the northern Mexico market. The Company's products are shipped by pipeline from El Paso to Albuquerque via a products pipeline system owned by Chevron Pipeline Company and to Tucson and Phoenix via a products pipeline system owned by Santa Fe Pacific Pipeline. The map below illustrates the Company's distribution system to its major markets. Access to the Company's markets by Gulf Coast refiners is limited primarily by the lack of available products pipelines.

                [MAP OF COMPANY'S PRODUCTS DISTRIBUTION SYSTEM]

     Growth in the Company's principal markets can be illustrated by the increasing gasoline consumption in the southwestern United States during the five years ended December 31, 1993, as shown in the following table:
                  GASOLINE CONSUMPTION IN SOUTHWESTERN STATES

                                      1993         1992         1991         1990         1989
                                    ---------    ---------    ---------    ---------    ---------
    Barrels per Day:
      Arizona.....................    119,925      116,840      113,433      110,524      113,800
      New Mexico..................     56,866       54,688       53,518       52,387       52,898
      Texas*......................    578,414      564,309      554,748      576,802      569,204
              Total U.S...........  7,606,918    7,471,633    7,322,877    7,453,498    7,480,858

                                                                                          COMPOUND
                                                                                           ANNUAL
                                                                                           GROWTH
                                              1992-93    1991-92    1990-91    1989-90      RATE
                                              -------    -------    -------    -------    --------
    Percentage Annual Change:
      Arizona...............................    2.6%       3.0%        2.6%      -2.9%      1.3%
      New Mexico............................    4.0%       2.2%        2.2%      -1.0%      1.8%
      Texas*................................    2.5%       1.7%       -3.8%       1.3%      0.4%
              Total U.S.....................    1.8%       2.0%       -1.8%      -0.4%      0.4%

- ---------------
* Principal market served is El Paso.

Source: U.S. Department of Transportation.

     The petroleum refining business is highly competitive. Among the Company's competitors are some of the world's largest integrated petroleum companies, which have their own crude oil supplies, distribution and marketing systems. The Company competes with independent refiners as well. Competition in particular geographic markets is affected primarily by the amounts of refined products produced by refineries located in such markets and by the availability of refined products and the cost of transportation to such markets from refineries located outside those markets. Diamond Shamrock, Inc., an independent refiner and marketer, is building a 420-mile, ten-inch refined products pipeline from its McKee refinery near Dumas, Texas to El Paso, the Company's largest market. Diamond Shamrock has announced that it expects to complete that pipeline, which will have an initial capacity of 25,000 BPD, in October 1995, and that it intends to use its pipeline to supply fuel to the El Paso, Arizona and northern Mexico markets. The Diamond Shamrock pipeline could substantially increase the supply of refined products in the Company's principal markets. In addition, there is excess pipeline capacity from the West Coast into the Company's Arizona markets. There can be no assurance that West Coast refiners will not seek to increase shipments of refined products into the Company's markets or that other industry participants will not seek to deliver their products to the Company's markets through existing pipelines, new pipelines or otherwise. An increased supply of products in the Company's markets could adversely affect its sales volume and the prices it can obtain for its products.

     At times in the past, the common carrier pipelines used by the Company to serve the Arizona markets have been operated at or near their capacity and have been subject to periods of proration. In July 1993, the Company entered into a settlement agreement regarding that pipeline system. Under the agreement, the occurrence of certain defined events will require increases in the capacity of the pipeline. It is anticipated that this settlement lessens, at least in the foreseeable future, the likelihood of prolonged future constraints on the movement of the Company's products into Arizona. In addition, the common carrier pipeline used by the Company to serve the Albuquerque market currently is operating at or near capacity. As a result, the volume of refined products that the Company and other shippers have been able to deliver to these markets at times has been limited. In general, no assurances can be given that the Company will not experience future constraints on its ability to deliver its products through common carrier pipelines or that any existing constraints will not worsen. In particular, the flow of additional product into El Paso for shipment to Arizona, either as a result of the new Diamond Shamrock pipeline or otherwise, could result in the reoccurrence of such constraints.

  Crude Oil and Feedstock Supplies

     The Navajo Refinery is situated near the Permian Basin in an area with historically abundant crude supplies. The Company purchases crude oil from producers in nearby southeastern New Mexico and west Texas, from major oil companies and on the spot market. Crude oil is gathered through the Company's pipelines and tank trucks and through third party crude oil pipeline systems. Crude oil acquired in locations distant from the refinery is exchanged for crude oil that is transportable to the refinery. In 1993, the Company reactivated a subsidiary, Navajo Crude Oil Marketing Company, to facilitate the purchase of crude oil from leases in west Texas and New Mexico.

  Principal Products and Customers

     The Navajo Refinery converts approximately 86% of its raw materials throughput into high value light products. Set forth below is certain information regarding the principal products of Navajo during the last five fiscal years and during the six-month periods ending January 31, 1994 and 1995:

                       SIX MONTHS ENDED
                          JANUARY 31,                                                YEARS ENDED JULY 31,
               ------------------------------    -------------------------------------------------------------------------------
                    1995              1994            1994            1993             1992          1991            1990
               --------------    ------------    --------------  --------------   ------------  --------------  --------------
                BPD       %       BPD     %       BPD       %     BPD       %      BPD     %     BPD       %     BPD       %
               ------   -----    ------ -----    ------   -----  ------   -----   ------ -----  ------   -----  ------   -----
Product
  sales
  (percent
  of
  total
  sales
  volumes)
  (1):
  Gasolines..  38,100   60.3%   29,800  55.9%  33,200    56.5%   32,600    53.4%   24,800   50.3%   18,500  47.7%  19,700  48.5%
  Diesel
fuels........  12,000   19.0    11,200  21.0   11,600    19.7    14,500    23.7    10,300   20.9     7,600  19.6    7,400  18.2
  Jet
  fuels......   6,700   10.6     5,500  10.3    6,500    11.1     5,900     9.7     6,200   12.6     7,200  18.5    8,400  20.7
  Asphalt....   3,600    5.7     4,900   9.2    4,900     8.3     5,500     9.0     5,000   10.1     2,900   7.5    2,500   6.2
  LPG
  and
  other......   2,800    4.4     1,900   3.6    2,600     4.4     2,600     4.2     3,000    6.1     2,600   6.7    2,600   6.4
               ------  -----    ------ -----   ------   -----    ------   -----    ------  -----    ------ -----   ------ -----
               63,200  100.0%   53,300 100.0%  58,800   100.0%   61,100   100.0%   49,300  100.0%   38,800 100.0%  40,600 100.0%
               ======  =====    ====== =====   ======   =====    ======   =====    ======  =====    ====== =====   ====== =====

- ---------------

(1) Includes refined products purchased for resale representing 2.4%, 4.0%, 4.0%, 3.2%, 0.4%, 0.5% and 0.2%, respectively, of total sales volume for the periods shown in the table above.

     Light products are shipped by product pipelines or are made available at distant points by exchanges with others. Light products are also available to customers through truck loading facilities at the refineries and at terminals. The demand for the Company's gasoline and asphalt products has historically been stronger from March through October, which are the peak "driving" and road construction months, than during the rest of the year.

     The Company's principal customers for gasoline include other refiners, convenience store chains, independent marketers, an affiliate of PEMEX (the government-owned energy company of Mexico) and retailers. Navajo's gasoline is marketed in the southwestern United States, including the metropolitan areas of El Paso, Phoenix, Albuquerque, and Tucson, and in portions of northern Mexico. Diesel fuel is sold to other refiners, wholesalers, independent dealers and railroads. Jet fuel is sold primarily for military use. Military jet fuel is sold to the Defense Fuel Supply Center (the "DFSC") of the Defense Logistics Agency under a series of one-year contracts that can vary significantly from year to year. Navajo sold approximately 7,000 BPD of jet fuel to the DFSC in its 1994 fiscal year and has a contract to supply 8,100 BPD to the DFSC for the year ending September 30, 1995. Asphalt is sold to contractors and government authorities for highway construction and maintenance. Carbon black oil is sold for further processing, and LPGs are sold to petrochemical plants and are used as fuel in refinery operations.

     Approximately 12% of the Company's revenues for the first half of fiscal 1995 and 12% of revenues for fiscal 1994 resulted from the sale of military jet fuel to the United States government. Although there can be no assurance that the Company will be awarded such contracts in the future, the Company has had a supply contract with the United States government for each of the last 26 years. Approximately 8% of the Company's revenues for the first half of fiscal 1995 and 11% of revenues for fiscal 1994 resulted from the sale of gasoline to an affiliate of PEMEX. Those sales were made under a contract that expires in mid-1997. The loss of the

Company's supply contract with the United States government or with PEMEX could have a material adverse effect on the Company's results of operations.

CAPITAL IMPROVEMENT PROJECTS

  Identified Refinery Enhancement Projects

     As part of its efforts to improve operating efficiencies, management intends to enhance the Navajo Refinery by upgrading the alkylation and FCC units, constructing an isomerization unit and installing a new SHP unit. These projects are intended to improve the Navajo Refinery's ability to produce a greater proportion of higher yielding products, principally "premium" (high octane) gasolines, and to enhance management's flexibility to choose among different types of crude oils and other raw materials in response to changing prices of supplies. The Company currently estimates that the cost of these projects will be approximately $15 million and expects to implement them over an 18-month period.

     The modified FCC unit is expected to permit the refining of heavier feedstocks than are currently processed, which would enhance the Company's ability to take advantage of price differentials between sweet and sour crude oils. Similarly, the isomerization unit is expected to provide the Company with the ability to upgrade additional quantities of lower priced natural gasoline into finished gasoline. It is anticipated that the SHP unit and the upgraded alkylation unit will increase the refinery's production capacity for alkylate, a high octane gasoline blendstock, which also would contribute to the refinery's improved ability to produce premium unleaded gasolines and to upgrade natural gasoline into a refined product. Consequently, the Company expects that the enhancements to the Navajo Refinery will provide management with additional flexibility in managing the refinery's crude oil and other raw materials supplies. Further, based on industry studies concerning new environmental regulations promulgated by the California Air Resources Board and scheduled to go into effect in California in 1996, it appears that California refiners may require increased supplies of alkylates to produce the cleaner burning gasolines called for by the new regulations. In that event, the Navajo Refinery's increased production of alkylate could be made available for sale to California refineries.

     The Company expects to commence its identified refinery enhancement projects promptly. However, management intends to bring the new and upgraded equipment on-line in a manner that will minimize disruption to the Navajo Refinery's operations. Consequently, management does not expect to make the FCC modifications until the scheduled fall 1996 maintenance turnaround of the refinery.

  Other Capital Projects

     The Company is currently evaluating certain other enhancements and additions to the Navajo Refinery and the related supply and distribution systems to better position it to respond to competitive pressures and to meet possible increases in demand for refined products. Future capital projects that are being considered include (i) the redistribution of process activities between the Lovington and Artesia facilities in order to realize potential operating and transportation cost savings, (ii) other upgrades to improve the efficiency of the Navajo Refinery, (iii) modifications to increase product pipeline distribution capacity and (iv) product pipeline reconditioning and construction to facilitate entry into new markets. Management believes that the proceeds from the Offerings not expended on the currently identified projects, together with cash flows from operating activities, should be sufficient to fund the other projects under consideration.

MONTANA REFINING COMPANY

     MRC owns a 7,000 BPD petroleum refinery near Great Falls, Montana, which can process a range of crude oils and which serves primarily the State of Montana. For the last three fiscal years, excluding downtime for scheduled maintenance and turnarounds, the Montana Refinery has operated at an average annual crude capacity utilization rate of approximately 94%.

     The following table sets forth certain information regarding the principal products of MRC during the last five years and during the six-month periods ending January 31, 1994 and 1995:

                     SIX MONTHS ENDED
                       JANUARY 31,                                            YEARS ENDED JULY 31,
              ------------------------------    ---------------------------------------------------------------------------------
                  1995             1994             1994             1993             1992             1991             1990
              -------------    -------------    -------------    -------------    -------------    -------------    -------------
               BPD      %       BPD      %       BPD      %       BPD      %       BPD      %       BPD      %       BPD      %
              -----   -----    -----   -----    -----   -----    -----   -----    -----   -----    -----   -----    -----   -----
Product
  sales
  (percent
  of
  total
  sales
  volumes)
  (1):
Gasolines...  2,300    35.9%   2,600    37.1%   2,700    38.6%   2,700    39.1%   2,800    42.4%   2,400    40.0%   2,400    36.4%
  Diesel
    fuels...  1,600    25.0    1,700    24.3    1,700    24.3    1,600    23.2    1,500    22.7    1,400    23.4    1,400    21.2
  Jet
    fuels...    900    14.1    1,300    18.6    1,100    15.7    1,200    17.4    1,100    16.7      900    15.0    1,200    18.2
  Asphalt...  1,300    20.3    1,200    17.1    1,300    18.6    1,200    17.4    1,100    16.7    1,100    18.3    1,300    19.7
  LPG and
    other...    300     4.7      200     2.9      200     2.8      200     2.9      100     1.5      200     3.3      300     4.5
              -----   -----    -----   -----    -----   -----    -----   -----    -----   -----    -----   -----    -----   -----
       Total  6,400   100.0%   7,000   100.0%   7,000   100.0%   6,900   100.0%   6,600   100.0%   6,000   100.0%   6,600   100.0%
              =====   =====    =====   =====    =====   =====    =====   =====    =====   =====    =====   =====    =====   =====

- ---------------

(1) Includes refined products purchased for resale representing 8.3%, 3.1%, 3.4%, 3.2%, 2.6%, 2.1% and 1.1%, respectively, of total sales volume for the periods shown in the table above.

     The Montana Refinery obtains its supply of crude oils primarily from suppliers in Canada via a 93-mile, Company-owned pipeline, which runs from near the Canadian border. The Montana Refinery's principal markets include Great Falls, Helena, Bozeman and Billings, Montana. MRC competes principally with three other Montana refineries.

JET FUEL TERMINAL

     The Company owns and operates a 120,000 barrel capacity jet fuel terminal near Mountain Home, Idaho, which serves as a terminalling facility for jet fuel sold by unaffiliated producers to the Mountain Home United States Air Force Base.

NAVAJO WESTERN ASPHALT COMPANY

     Navajo Western Asphalt Company, a wholly-owned subsidiary of the Company, operates an asphalt marketing facility near Phoenix. The Company has recently completed construction of asphalt processing and storage facilities that should allow it to expand this operation. In addition to serving as a marketing outlet for asphalt produced by Navajo at the Lovington facility, Navajo Western markets asphalt for third parties.

EXPLORATION AND PRODUCTION

     The Company contracts with two independent oil and gas consulting groups that identify oil and gas exploration and production projects for the Company. The scope of this activity is presently modest relative to the Company's refining operations. For fiscal 1995, the Company has budgeted approximately $4 million for capital expenditures related to oil and gas exploration activities. The majority of that budget will be used to fund the anticipated costs to complete production facilities at two offshore properties in which the Company has an interest.

EMPLOYEES AND LABOR RELATIONS

     As of April 30, 1995, the Company had approximately 540 employees, of whom 451 were employed by the Navajo Refinery and 73 were employed at the Montana Refinery. Of its employees, 216 are covered by collective bargaining agreements ("covered employees"). Contracts relating to the covered employees at all facilities were negotiated during 1993 and will expire in 1996. The Company considers its employee relations to be good.

REGULATION

     Refinery operations are subject to federal, state and local laws regulating the discharge of matter into the environment or otherwise relating to the protection of the environment. Over the years, there have been and continue to be ongoing communications, including notices of violations, and discussions about environmental matters, between the Company and federal and state authorities, some of which have resulted in changes in operating procedures and certain capital expenditures by the Company. Compliance with applicable environmental laws and regulations will continue to have an impact on the Company's operations and capital requirements. For example, the final form of the regulations implementing recent amendments to the Clean Air Act could have a substantial impact on the future capital spending requirements of the Company and the refining industry as a whole.

     The EPA has promulgated regulations which substantially reduced the allowable sulfur content of diesel fuel for sales starting in October 1993. In fiscal 1994, the Company completed projects which allow Navajo and MRC to meet this new standard.

     Effective January 1, 1995, certain cities in the country were required to use only reformulated gasoline ("RFG"), a cleaner burning fuel. While none of the Company's principal markets presently require RFG, this requirement could be implemented over time. Further, other requirements of the Clean Air Act could cause the Company to be required to expend substantial amounts for compliance at its refineries. Expenditures in connection with Clean Air Act at the Montana Refinery could be proportionally larger than similar expenditures anticipated for the Navajo Refinery. However, the specifics of these requirements and their attendant costs are not presently determinable.

     The Company is and has been the subject of various state, federal and private proceedings relating to environmental regulations, conditions and inquiries. The most significant of these is the enforcement action which has been brought by the DOJ, on behalf of the EPA, and which is discussed in "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Financial Condition" and in Note 12 to the Consolidated Financial Statements for the year ended July 31, 1994 included elsewhere herein. In addition to the expenditures that will likely be incurred in connection with a resolution of this matter, current or future environmental regulations likely will require additional remediation or other expenditures at the Navajo and Montana Refineries. The extent of any such expenditures cannot be presently determined.

     The Company's operations are also subject to various laws and regulations relating to occupational health and safety. The Company maintains safety, training and maintenance programs as part of its ongoing efforts to ensure compliance with applicable laws and regulations. Moreover, while recently enacted comprehensive health and safety legislation have required, and will continue to require, substantial expenditures and modifications of procedures, the Company believes it is taking the appropriate steps to ensure compliance.

     Notwithstanding the Company's efforts, following an eight-month series of inspections at MRC, the Occupational Safety and Health Administration recently issued numerous citations alleging a variety of matters of noncompliance. MRC has contested all citations and it cannot presently determine the extent of any fines for which it will ultimately be responsible.

INSURANCE

     The Company's operations are subject to normal hazards of refinery operations, including fire, explosion and weather-related perils. The Company maintains various insurance coverages, including business interruption insurance, subject to certain deductibles. The Company is not fully insured against those risks that are not fully insurable or for which coverage is unavailable or premium costs are prohibitive.

LEGAL PROCEEDINGS

     In July 1993, the DOJ, acting on behalf of the EPA, filed a complaint in the United States District Court for the District of New Mexico alleging that Navajo, beginning in September 1990 and continuing until the present, had violated and continues to violate RCRA and implementing regulations of the EPA by treating, storing and disposing of certain hazardous wastes without necessary authorization and without compliance with regulatory requirements. The complaint seeks a court order directing Navajo to comply with these regulatory standards and civil penalties for the alleged non-compliance. The Company believes that the parties are in the final stages of negotiations that should resolve some, if not all, of the litigation. Based on these negotiations, the Company would close the existing evaporation ponds of its wastewater management system and implement an alternative waste water treatment system. Any settlement with DOJ also is expected to involve payment of a civil penalty. See "Investment Considerations -- Environmental Regulation," "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the Notes to the Consolidated Financial Statements included elsewhere herein.

     The Company is a party to various other litigation and proceedings which it believes, based on advice of counsel, will not have a material adverse impact on its financial condition or results of operations.

                            MANAGEMENT AND DIRECTORS

EXECUTIVE OFFICERS

     The following table identifies the executive officers of the Company:

                                                                                    EXECUTIVE
                NAME              AGE                   POSITION                  OFFICER SINCE
    ----------------------------  ---   ----------------------------------------  -------------
    Lamar Norsworthy............  48    Chairman of the Board, President and           1971
                                        Chief Executive Officer
    Jack P. Reid................  58    Executive Vice President, Refining and         1976
                                        Director
    William J. Gray.............  54    Senior Vice President, Marketing and           1976
                                        Supply
    Matthew P. Clifton..........  43    Senior Vice President                          1988
    David G. Blair..............  37    Vice President, Marketing Asphalt and          1994
                                        LPG
    Christopher L. Cella........  38    Vice President, General Counsel and            1990
                                        Secretary
    Karl N. Knapp...............  36    Vice President                                 1994
    John A. Knorr...............  44    Vice President, Crude Oil Supply and           1988
                                        Trading
    Virgil R. Langford..........  49    Vice President, Refining                       1989
    Mike Mirbagheri.............  56    Vice President, International Crude Oil        1982
                                        and Refined Products
    Henry A. Teichholz..........  52    Vice President, Treasurer and Controller       1984
    Gregory A. White............  37    Vice President, Marketing Light Oils           1994

     In addition to the persons listed above, Kathryn Walker, age 44, was appointed Controller of Navajo Refining Company in August 1993; prior thereto she served from November 1985 as Assistant Controller of Navajo.

     All officers of the Company are elected annually to serve until their successors have been elected. Mr. Cella joined the Company in 1990, having previously been associated with the law firm of Gibson, Dunn & Crutcher since 1982. Mr. Clifton previously served as Vice President, Economics, Engineering and Legal Affairs from 1988 to 1991. Mr. Knorr serves as the General Manager of MRC. Mr. Langford became Navajo's refinery manager in January 1989 and had held a similar position with MRC since 1985. Messrs. Blair, Knapp and White were elected to their respective positions in September 1994. Mr. Blair has served as Marketing Manager of Asphalt and LPG of Navajo since 1989 and previously held various marketing and supply positions. Mr. Knapp joined the Company in 1992 and served as Director of Corporate Development from 1992 to 1994. Mr. Knapp was Director of Corporate Planning for Northwest Airlines from 1991 to 1992, and prior to that was associated with the management consulting firm of Monitor Company from 1987 to 1991. Mr. White has served as Marketing Manager of Light Oils of Navajo since 1989 and previously held various marketing and supply positions.

DIRECTORS

     The following table identifies the directors of the Company:

                                  NAME                            AGE      DIRECTOR SINCE
        --------------------------------------------------------  ---      --------------
        W. John Glancy..........................................  53            1975
        Marcus R. Hickerson.....................................  68            1960
        A.J. Losee..............................................  70            1978
        Thomas K. Matthews, II..................................  69            1978
        Robert G. McKenzie......................................  56            1992
        Lamar Norsworthy........................................  48            1967
        E.I. Parsons............................................  66            1976
        Jack P. Reid............................................  58            1977

     W. John Glancy has been a partner in Weil, Gotshal & Manges since April 1995 and previously practiced in the Law Offices of W. John Glancy from January 1991. From 1988 to 1990, Mr. Glancy was a partner in the law firm of Hughes & Luce.

     Marcus R. Hickerson has been a consultant to Centex Development Company since 1987.

     A. J. Losee is a shareholder in the Artesia, New Mexico law firm of Losee, Carson, Haas & Carroll, P.A., and has practiced law for more than 40 years.

     Thomas K. Matthews, II, is a financial consultant.

     Robert G. McKenzie has been Executive Vice President and Chief Operating Officer of Brown Brothers Harriman Trust Company of Texas since January 1990. Previously, he was Executive Vice President of NCNB Texas National Bank and of First Republic Bank Dallas N.A. and Senior Vice President of RepublicBank Dallas, N.A.

     Lamar Norsworthy is Chairman of the Board, Chief Executive Officer and President of the Company.

     E. I. Parsons until his retirement in January 1992 was Vice Chairman of the Board of the Company.

     Jack P. Reid is Executive Vice President, Refining, of the Company.

                              SELLING STOCKHOLDERS

     The following table sets forth the names of the Selling Stockholders, the aggregate number of shares of Common Stock identified by the Selling Stockholders as being beneficially owned by them as of May 15, 1995, and the aggregate number of shares of Common Stock being sold by each of them in the Offering.

                                                                                 NUMBER OF
                                                 NUMBER OF       NUMBER OF       SHARES OF        PERCENT OF COMMON
                                                 SHARES OF       SHARES OF      COMMON STOCK      STOCK OUTSTANDING
                                                COMMON STOCK    COMMON STOCK    TO BE OWNED     ---------------------
             NAME AND ADDRESS OF                OWNED BEFORE     TO BE SOLD        AFTER         BEFORE       AFTER
               BENEFICIAL OWNER                   OFFERING      IN OFFERING       OFFERING      OFFERING     OFFERING
- ----------------------------------------------  ------------    ------------    ------------    --------     --------
Brown Brothers Harriman Trust Company of
  Texas, as trustee of trusts in the names of
  Betty Regard, Margaret Simmons and Suzanne
  Bartolucci..................................   2,021,136                                        24.5%
Brown Brothers Harriman Trust Company of
  Texas, as trustee for three trusts for the
  benefit of David and Lamar Norsworthy and
  Nona Barrett, respectively(1)...............     281,562                                         3.4
David Norsworthy(2)...........................     250,752                                         3.0
Lamar Norsworthy(1)(2)........................     428,581                                         5.2
Nona Barrett..................................     430,278                                         5.2
David Norsworthy, Lamar Norsworthy and Brown
  Brothers Harriman Trust Company of Texas, as
  co-trustees of three trusts for the benefit
  of David and Lamar Norsworthy and Nona
  Barrett, respectively(1)....................     285,858                                         3.5

- ---------------

(1) Lamar Norsworthy is Chairman of the Board, President, Chief Executive Officer and a director of the Company.

(2) Does not include shares which are beneficially owned by three trusts of which this owner is a co-trustee and which are listed separately.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "Underwriters"), the Company and the Selling Stockholders have agreed to sell to each of the Underwriters, and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated and CS First Boston Corporation are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth below opposite their respective names. The Underwriters are committed to purchase all of such shares if any are purchased. Under certain circumstances, the commitments of nondefaulting Underwriters may be increased as set forth in the Purchase Agreement.

                                                                                NUMBER OF
                                          UNDERWRITERS                           SHARES
    --------------------------------------------------------------------------- ---------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated..................................................
    CS First Boston Corporation................................................

                                                                                ---------
                 Total......................................................... 2,500,000
                                                                                 ========

     The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess
of $          per share. The Underwriters may allow, and such dealers may
re-allow, a discount not in excess of $          per share on sales to certain
other dealers. After the public offering, the public offering price, concession and discount may be changed.

     The Company and the Selling Stockholders have granted the Underwriters an option, exercisable by the Representatives, to purchase up to 375,000 additional shares of Common Stock at the initial public offering price, less the underwriting discount. Such options, which expire 30 days after the date of this Prospectus, may be exercised solely to cover over-allotments. To the extent that the Representatives exercise such options, each of the Underwriters will be obligated, subject to certain conditions, to purchase approximately the same percentage of the option shares that the number of shares of Common Stock to be purchased initially by that Underwriter bears to the total number of shares to be purchased initially by the Underwriters.

     The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     Each of the Company and the Selling Stockholders has agreed that it will not, without the prior written consent of the Representatives, directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise dispose of, any shares of Common Stock or any security convertible into or exchangeable or exercisable for any such shares of Common Stock for a period of 180 days from the date of this Prospectus.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Weil, Gotshal & Manges (a partnership including professional corporations), Dallas, Texas. Certain legal matters in connection with the sale of the Common Stock offered hereby will be passed upon for the Underwriters by Baker & Botts L.L.P., Dallas, Texas. W. John Glancy, a director of the Company, is a partner in Weil, Gotshal & Manges and beneficially owns 200 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of Holly Corporation at July 31, 1994 and 1993, and for each of the three years in the period ended July 31, 1994, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Annual Financial Statements
  Report of Independent Auditors......................................................    F-2
  Consolidated Balance Sheet at July 31, 1994 and 1993................................    F-3
  Consolidated Statement of Income for the years ended July 31, 1994, 1993 and 1992...    F-4
  Consolidated Statement of Cash Flows for the years ended July 31, 1994, 1993 and
     1992.............................................................................    F-5
  Consolidated Statement of Stockholders' Equity for the years ended
     July 31, 1994, 1993 and 1992.....................................................    F-6
  Notes to Consolidated Financial Statements..........................................    F-7
Interim Financial Statements
  Condensed Consolidated Balance Sheet -- January 31, 1995 (Unaudited)................   F-17
  Condensed Consolidated Statement of Income (Unaudited) for the six months ended
     January 31, 1995 and 1994........................................................   F-18
  Condensed Consolidated Statement of Cash Flows (Unaudited) for the six months ended
     January 31, 1995 and 1994........................................................   F-19
  Notes to Condensed Consolidated Financial Statements................................   F-20

                          REPORT OF ERNST & YOUNG LLP
                              INDEPENDENT AUDITORS

The Board of Directors
and Stockholders of Holly Corporation

     We have audited the accompanying consolidated balance sheet of Holly Corporation (the "Company") at July 31, 1994 and 1993, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Holly Corporation at July 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended July 31, 1994, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Dallas, Texas
September 20, 1994

                               HOLLY CORPORATION

                           CONSOLIDATED BALANCE SHEET

                                                                               JULY 31,
                                                                         ---------------------
                                                                           1994         1993
                                                                         --------     --------
                                                                           ($ IN THOUSANDS,
                                                                           EXCEPT PER SHARE
                                                                               AMOUNTS)
ASSETS
Current assets
  Cash and cash equivalents (Note 6)...................................  $  3,297     $  6,631
  Accounts receivable (Notes 3 and 6)..................................    94,280       76,867
  Inventories (Notes 4 and 6)..........................................    43,995       37,972
  Income taxes receivable..............................................       697           --
  Prepayments and other................................................     9,340        7,082
                                                                         --------     --------
     Total current assets..............................................   151,609      128,552
Properties, plants and equipment, net (Note 5).........................   128,962      118,821
Other assets...........................................................     1,243        2,434
                                                                         --------     --------
                                                                         $281,814     $249,807
                                                                         ========     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable.....................................................  $112,084     $ 86,787
  Accrued liabilities..................................................    14,945       16,648
  Income taxes payable.................................................       736        7,364
  Current maturities of long-term debt (Note 6)........................     5,608        5,608
                                                                         --------     --------
     Total current liabilities.........................................   133,373      116,407
Deferred income taxes (Note 7).........................................    14,829       12,474
Long-term debt, less current maturities (Note 6).......................    68,840       74,448
Contingencies (Notes 10 and 12)
Stockholders' equity (Notes 6, 8 and 9)
  Preferred stock, $1.00 par value -- 1,000,000 shares authorized; none
     issued............................................................        --           --
  Common stock, $.01 par value -- 20,000,000 shares authorized;
     8,650,282 shares issued...........................................        87           87
  Additional capital...................................................     6,132        6,132
  Retained earnings....................................................    59,942       42,058
                                                                         --------     --------
                                                                           66,161       48,277
  Common stock held in treasury, at cost -- 396,768 shares.............      (569)        (569)
  Deferred charge -- amount due from ESOP..............................      (820)      (1,230)
                                                                         --------     --------
          Total stockholders' equity...................................    64,772       46,478
                                                                         --------     --------
                                                                         $281,814     $249,807
                                                                         ========     ========

See accompanying notes.

                               HOLLY CORPORATION

                        CONSOLIDATED STATEMENT OF INCOME

                                                                    YEARS ENDED JULY 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                             ($ IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
REVENUES
  Net sales................................................  $550,903     $629,884     $506,185
  Miscellaneous............................................     1,417          737          483
                                                             --------     --------     --------
                                                              552,320      630,621      506,668
COSTS AND EXPENSES
  Cost of sales............................................   480,916      565,638      474,151
  General and administrative...............................    12,369       11,951        9,263
  Depreciation, depletion and amortization.................    10,871       11,344       10,085
  Exploration expenses, including dry holes................     4,441        2,867        2,005
  Miscellaneous............................................       183          150          148
                                                             --------     --------     --------
                                                              508,780      591,950      495,652
                                                             --------     --------     --------
Income from operations.....................................    43,540       38,671       11,016

OTHER INCOME (EXPENSE)
  Interest income..........................................       447          169          432
  Interest expense (Note 6)................................    (8,985)      (9,523)     (10,086)
  Other (Note 11)..........................................        --        4,000         (700)
                                                             --------     --------     --------
                                                               (8,538)      (5,354)     (10,354)
                                                             --------     --------     --------
Income before income taxes and cumulative effect of change
  in accounting for income taxes...........................    35,002       33,317          662
Income tax provision (benefit) (Notes 2, 7 and 10)
  Current..................................................    11,785       12,647         (966)
  Deferred.................................................     2,500          737       (1,131)
                                                             --------     --------     --------
                                                               14,285       13,384       (2,097)
                                                             --------     --------     --------
Income before cumulative effect of change in
  accounting principle.....................................    20,717       19,933        2,759
Cumulative effect to August 1, 1992 of change in
  accounting for income taxes (Note 2).....................        --         (958)          --
                                                             --------     --------     --------
Net income.................................................  $ 20,717     $ 18,975     $  2,759
                                                             ========     ========     ========
Income per common share
  Income before cumulative effect of change in
     accounting principle..................................  $   2.51     $   2.42     $    .33
  Cumulative effect to August 1, 1992 of change in
     accounting for income taxes...........................        --         (.12)          --
                                                             --------     --------     --------
  Net income...............................................  $   2.51     $   2.30     $    .33
                                                             ========     ========     ========
Cash dividends paid per share..............................  $    .35     $    .30     $    .45
                                                             ========     ========     ========
Average number of shares of common stock outstanding
  (in thousands)...........................................     8,254        8,254        8,254
                                                             ========     ========     ========

See accompanying notes.

                               HOLLY CORPORATION

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    YEARS ENDED JULY 31,
                                                             ----------------------------------
                                                               1994         1993         1992
                                                             --------     --------     --------
                                                                      ($ IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income...............................................  $ 20,717     $ 18,975     $  2,759
  Adjustments to reconcile net income to net cash
     provided by operating activities
     Depreciation, depletion and amortization..............    10,871       11,344       10,085
     Deferred income taxes.................................     2,500          737       (1,131)
     Dry hole costs and leasehold impairment...............     1,509        1,175          369
     Cumulative effect to August 1, 1992 of change in
       accounting for income taxes.........................        --          958           --
     Changes in operating assets and liabilities
       (Increase) decrease in accounts receivable..........   (17,413)      12,222      (27,388)
       Increase in inventories.............................    (6,023)      (2,365)      (5,984)
       (Increase) decrease in income taxes receivable......      (697)       2,115       (1,876)
       Increase in prepayments and other...................    (2,403)        (197)      (1,581)
       (Increase) decrease in accounts payable.............    25,297      (19,964)      26,005
       (Increase) decrease in accrued liabilities..........    (1,703)       6,419          858
       (Increase) decrease in income taxes payable.........    (6,572)       7,427       (1,970)
     Other, net............................................     1,601         (109)         815
                                                             --------     --------     --------
          Net cash provided by operating activities........    27,684       38,737          961
CASH FLOWS FROM FINANCING ACTIVITIES
     Increase (decrease) in notes payable..................        --      (10,500)      10,500
     Reduction of long-term debt...........................    (5,608)        (108)        (474)
     Issuance costs of debt................................        --         (291)          --
     Cash dividends........................................    (2,889)      (2,476)      (3,714)
                                                             --------     --------     --------
          Net cash provided by (used for) financing
            activities.....................................    (8,497)     (13,375)       6,312
CASH FLOWS FROM INVESTING ACTIVITIES
     Additions to properties, plants and equipment.........   (22,521)     (20,120)     (22,317)
     Additional cost of partnership........................        --           --         (739)
                                                             --------     --------     --------
          Net cash used for investing activities...........   (22,521)     (20,120)     (23,056)
                                                             --------     --------     --------
CASH AND CASH EQUIVALENTS
     (Increase) decrease for the year......................    (3,334)       5,242      (15,783)
     Beginning of year.....................................     6,631        1,389       17,172
                                                             --------     --------     --------
     End of year...........................................  $  3,297     $  6,631     $  1,389
                                                             ========     ========     ========

See accompanying notes.

                               HOLLY CORPORATION

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                           AMOUNT
                                                                             DUE         TOTAL
                              COMMON   ADDITIONAL   RETAINED   TREASURY     FROM      STOCKHOLDERS'
                              STOCK     CAPITAL     EARNINGS    STOCK       ESOP         EQUITY
                              ------   ----------   --------   --------   ---------   ------------
                                                        ($ IN THOUSANDS)
BALANCE AT JULY 31, 1991....   $ 87      $6,132     $26,212     $ (569)    $(2,051)     $ 29,811
Net income..................     --          --       2,759         --          --         2,759
Dividends paid..............     --          --      (3,714)        --          --        (3,714)
Reduction in amount due from
  ESOP......................     --          --          --         --         410           410
Tax benefit of dividends
  paid to ESOP..............     --          --         239         --          --           239
                              ------   ----------   --------   --------   ---------   ------------
BALANCE AT JULY 31, 1992....     87       6,132      25,496       (569)     (1,641)       29,505
Net income..................     --          --      18,975         --          --        18,975
Dividends paid..............     --          --      (2,476)        --          --        (2,476)
Reduction in amount due from
  ESOP......................     --          --          --         --         411           411
Tax benefit of dividends
  paid to ESOP on
  unallocated shares........     --          --          63         --          --            63
                              ------   ----------   --------   --------   ---------   ------------
BALANCE AT JULY 31, 1993....     87       6,132      42,058       (569)     (1,230)       46,478
Net income..................     --          --      20,717         --          --        20,717
Dividends paid..............     --          --      (2,889)        --          --        (2,889)
Reduction in amount due from
  ESOP......................     --          --          --         --         410           410
Tax benefit of dividends
  paid to ESOP on
  unallocated shares........     --          --          56         --          --            56
                              ------   ----------   --------   --------   ---------   ------------
BALANCE AT JULY 31, 1994....   $ 87      $6,132     $59,942     $ (569)    $  (820)     $ 64,772
                              ======   ==========   ========   ========   =========   ============

See accompanying notes.

                               HOLLY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          JULY 31, 1994, 1993 AND 1992

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

     The Company is principally engaged in the refining of petroleum products. Although the Company is also engaged in certain oil and gas exploration and production activities, such activities do not represent a significant segment of the Company's assets or operations.

     The consolidated financial statements include the accounts of the Company, its subsidiaries and Montana Refining Company, a Partnership (MRC).

CASH EQUIVALENTS

     For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

INVENTORIES

     Inventories are stated at the lower of cost, using the last-in, first-out
(LIFO) method for crude oil and refined products and the average cost method for materials and supplies, or market.

REVENUE RECOGNITION

     Sales and related cost of sales are recognized when products are shipped to customers and title passes. Sales are reported exclusive of excise taxes.

DEPRECIATION

     Depreciation is provided by the straight-line method over the estimated useful lives of the assets, primarily 10 to 30 years for refining and pipeline facilities and 3 to 10 years for corporate and other assets.

OIL AND GAS EXPLORATION AND DEVELOPMENT

     The Company accounts for the acquisition, exploration, development and production costs of its oil and gas activities using the successful efforts method of accounting. Lease acquisition costs are capitalized; undeveloped leases are written down when determined to be impaired and written off upon expiration or surrender. Geological and geophysical costs and delay rentals are expensed as incurred. Exploratory well costs are initially capitalized, but if the effort is unsuccessful, the costs are charged against earnings. Development costs, whether or not successful, are capitalized. Productive properties are stated at the lower of amortized cost or estimated realizable value of underlying proved oil and gas reserves. Depreciation, depletion and amortization of such properties is computed by the unit-of-production method.

EARNINGS PER SHARE

     Earnings per share amounts are based upon the weighted average number of common shares outstanding during each period.

FUTURES CONTRACTS

     The Company enters into futures contracts to hedge a portion of the price risk associated with crude oil and refined products. Gains or losses on contracts are recognized when the related inventory is sold or the hedged transaction is consummated.

                               HOLLY CORPORATION

                          JULY 31, 1994, 1993 AND 1992

2. ACCOUNTING CHANGE

     Effective August 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which amends the accounting for income taxes from the deferral method to the liability method. Under the liability method, deferred taxes are stated at the income tax rates currently in effect or scheduled to be implemented rather than at the tax rate in effect when the taxes were provided. The cumulative effect of this accounting change through the 1992 fiscal year was a $958,000 increase in the Company's deferred tax liability at August 1, 1992. This additional income tax expense was reflected as a reduction of $958,000 in net income in the first quarter of the 1993 fiscal year or $.12 per share. Excluding the provision for the cumulative effect upon adoption of the new standard, the effect of the change on net income was not material.

3. ACCOUNTS RECEIVABLE

                                                                        1994        1993
                                                                       -------     -------
                                                                        ($ IN THOUSANDS)
    Product..........................................................  $45,259     $40,412
    Crude oil resales................................................   49,021      36,455
                                                                       -------     -------
                                                                       $94,280     $76,867
                                                                       =======     =======

     Crude oil resales accounts receivable principally represent the sell side of reciprocal crude oil buy/sell exchange arrangements involved in supplying crude oil to the refineries, with an approximate like amount reflected in accounts payable. The net differential of these crude oil buy/sell exchanges is reflected in cost of sales. The exchange differentials result principally from crude oil type and location differences.

     Credit losses are provided for in the financial statements and consistently have been minimal.

4. INVENTORIES

                                                                        1994        1993
                                                                       -------     -------
                                                                        ($ IN THOUSANDS)
    Crude oil and refined products...................................  $37,949     $32,625
    Materials and supplies...........................................    6,046       5,347
                                                                       -------     -------
                                                                       $43,995     $37,972
                                                                       =======     =======

     The excess of current costs over the LIFO value of inventory was $12,228,000 and $5,990,000 at July 31, 1994 and 1993, respectively.

5. PROPERTIES, PLANTS AND EQUIPMENT

                                                                       1994         1993
                                                                     --------     --------
                                                                       ($ IN THOUSANDS)
    Properties, plants and equipment, at cost
      Refining and pipeline facilities.............................  $224,540     $207,935
      Oil and gas exploration and development......................    10,607        6,651
      Corporate and other..........................................     1,038        1,017
                                                                     --------     --------
                                                                      236,185      215,603
    Accumulated depreciation, depletion and amortization...........   107,223       96,782
                                                                     --------     --------
                                                                     $128,962     $118,821
                                                                     ========     ========

                               HOLLY CORPORATION

                          JULY 31, 1994, 1993 AND 1992

     Refining and pipeline facilities at July 31, 1994 and 1993 include $4,452,000 and $12,002,000, respectively, of construction in progress which was not being depreciated at those dates, pending completion of the construction projects.

6. DEBT

                                                                        1994        1993
                                                                       -------     -------
                                                                        ($ IN THOUSANDS)
    Senior Notes.....................................................  $74,400     $80,000
    Other............................................................       48          56
                                                                       -------     -------
                                                                        74,448      80,056
    Less current maturities of long-term debt........................    5,608       5,608
                                                                       -------     -------
                                                                       $68,840     $74,448
                                                                       =======     =======

SENIOR NOTES

     In June 1991, the Company sold $80 million of Senior Notes to a group of insurance companies. The Senior Notes were issued in two Series and are unsecured. The Series A Notes are in the principal amount of $28 million, have a 7-year life, require equal annual principal payments of $5,600,000 beginning June 15, 1994 and bear interest at 9.72%. The Series B Notes are in the principal amount of $52 million, have a 10-year life, require equal annual principal payments of $8,667,000 beginning June 15, 1996 and bear interest at 10.16%. The note agreement imposes certain restrictive covenants, including limitations on liens, additional indebtedness, sale of assets, investments, business combinations and dividends, which limitations collectively are less restrictive than the terms of the bank Credit Agreement.

CREDIT AGREEMENT

     In July 1993, the Company and certain of its subsidiaries entered into a new two-year bank Credit Agreement (Credit Agreement), which provides a $100 million facility for letters of credit or for direct borrowings of up to $25 million, with such borrowings being subject to an annual 20-day cleanup period. Interest on borrowings is based upon, at the Company's option, (i) the agent bank's prime rate plus 1/2% per annum; (ii) various Eurodollar related rates; and (iii) various certificate of deposit related rates. A fee of 1% per annum is payable quarterly on the outstanding balance of all letters of credit, and a commitment fee of 3/8 of 1% per annum is payable on the unused portion of the facility. The borrowing base for the facility consists of cash, cash equivalents, accounts receivable and inventory, all of which secure the facility. The Credit Agreement imposes certain restrictions, including: (i) a prohibition of other indebtedness in excess of $3 million with exceptions for, among other things, indebtedness under the Company's Senior Notes and certain nonrecourse debt; (ii) maintenance of certain levels of net worth, working capital and interest coverage; (iii) limitations on investments and dividends; and (iv) a prohibition of incursions on controlling ownership, material changes in senior management and business combinations with unaffiliated entities.

     At July 31, 1994, the Company had outstanding letters of credit totalling $51,376,000 and no borrowings. The unused commitment under the Credit Agreement at July 31, 1994 was $48,624,000, of which up to $25,000,000 may be used for additional direct borrowings.

                               HOLLY CORPORATION

                          JULY 31, 1994, 1993 AND 1992

     The average and maximum amounts outstanding and the effective average interest rate for borrowings under the Company's current and prior credit agreements were as follows:

                                                              1994        1993        1992
                                                             -------    --------    --------
                                                                    ($ IN THOUSANDS)
    Average amount outstanding.............................  $    39    $  3,565    $  7,558
    Maximum balance........................................  $ 1,900    $ 22,330    $ 23,100
    Effective average interest rate........................     6.6%        6.6%        7.7%

     The Senior Notes and Credit Agreement restrict investments and distributions, including dividends, to an amount in the aggregate not to exceed 75% of cumulative consolidated net income (as defined). Under the most restrictive of these covenants, at July 31, 1994 approximately $20.7 million was available for the payment of dividends.

     Maturities of long-term debt for the next five fiscal years are as follows:
1995 -- $5,608,000; 1996 -- $14,275,000; 1997 -- $14,275,000;
1998 -- $14,275,000 and 1999 -- $8,675,000.

     The Company made interest payments of $8,744,000 in 1994, $9,058,000 in 1993 and $9,361,000 in 1992.

     Based on the borrowing rates that the Company believes would be available for replacement loans with similar terms and maturities of the debt of the Company now outstanding, the fair value of long-term debt including current maturities would be $79.3 million at July 31, 1994.

7. INCOME TAXES

     Effective August 1, 1992, the Company adopted SFAS No. 109 to account for income taxes (see Note 2).

     The statutory federal income tax rate applied to pre-tax book income reconciles to income tax expense as follows:

                                                             1994        1993        1992
                                                            -------     -------     -------
                                                                   ($ IN THOUSANDS)
    Tax computed at statutory rate........................  $12,251     $11,521(1)  $   225
    State income taxes, net of federal tax benefit........    1,888       1,744          35
    Adjustment of deferred tax provision relating to MRC
      (see Note 10).......................................       --          --      (2,579)
    Other.................................................      146         119         222
                                                            -------     -------     -------
                                                            $14,285     $13,384     $(2,097)
                                                            =======     =======     =======

(1)  Blended rate, as federal income tax rate changed effective January 1, 1993.

     Additionally, tax benefit of $56,000, $63,000 and $239,000 for dividends paid in fiscal 1994, 1993 and 1992, respectively, to the Company's Employee Stock Ownership Plan was directly credited to retained earnings.

     Operations of the corporation that was the sole limited partner of MRC prior to the acquisition of such corporation by the Company (See Note 10) resulted in unused net operating loss carryforwards of approximately $7,000,000, which are expected to be available to the Company to a limited extent each year through 2006 based on the income of such corporation. As of July 31, 1994, approximately $6,000,000 of these net operating loss carryforwards remain available to offset future income. For financial reporting purposes, any benefit of these net operating loss carryforwards is being offset against any contingent future payments relating to the acquisition of such corporation.

                               HOLLY CORPORATION

                          JULY 31, 1994, 1993 AND 1992

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

     The Company's deferred income tax assets and liabilities as of July 31, 1994 and 1993 are as follows:

                                                                              1994
                                                               -----------------------------------
                                                               ASSETS     LIABILITIES      TOTAL
                                                               ------     -----------     --------
                                                                        ($ IN THOUSANDS)
Deferred taxes
  Nondeductible employee benefits............................  $1,376      $       --     $  1,376
  Provision for future maintenance...........................   1,353              --        1,353
  Prepayments and other......................................   1,339          (1,747)        (408)
                                                               ------     -----------     --------
Total current................................................   4,068          (1,747)       2,321
  Properties, plants and equipment (primarily tax in excess
     of book depreciation)...................................      --         (16,038)     (16,038)
  Intangible drilling costs..................................      --            (704)        (704)
  Nondeductible oil and gas costs............................   1,813              --        1,813
  Other......................................................     152             (52)         100
                                                               ------     -----------     --------
Total noncurrent.............................................   1,965         (16,794)     (14,829)
                                                               ------     -----------     --------
                                                                6,033         (18,541)     (12,508)
Valuation allowance..........................................      --              --           --
                                                               ------     -----------     --------
Total........................................................  $6,033      $  (18,541)    $(12,508)
                                                               ======     ===========     ========

                                                                              1993
                                                               -----------------------------------
                                                               ASSETS     LIABILITIES      TOTAL
                                                               ------     -----------     --------
                                                                        ($ IN THOUSANDS)
Deferred taxes
  Nondeductible employee benefits............................  $1,107      $       --     $  1,107
  Provision for future maintenance...........................   2,477              --        2,477
  Prepayments and other......................................     521          (1,639)      (1,118)
                                                               ------     -----------     --------
Total current................................................   4,105          (1,639)       2,466
  Properties, plants and equipment (primarily tax in excess
     of book depreciation)...................................      --         (13,423)     (13,423)
  Intangible drilling costs..................................      --            (375)        (375)
  Nondeductible oil and gas costs............................   1,173              --        1,173
  Other......................................................     151              --          151
                                                               ------     -----------     --------
Total noncurrent.............................................   1,324         (13,798)     (12,474)
                                                               ------     -----------     --------
                                                                5,429         (15,437)     (10,008)
Valuation allowance..........................................      --              --           --
                                                               ------     -----------     --------
Total........................................................  $5,429      $  (15,437)    $(10,008)
                                                               ======     ===========     ========

                               HOLLY CORPORATION

                          JULY 31, 1994, 1993 AND 1992

     The deferred income tax benefits for the 1992 fiscal year (prior to the adoption of SFAS No. 109) are as follows:

                                                                                  1992
                                                                            ----------------
                                                                            ($ IN THOUSANDS)
    Excess tax (book) depreciation........................................      $  1,361
    Provision for future maintenance......................................          (423)
    Adjustment of prior years' deferred tax provision relating to
      MRC (see Note 10)...................................................        (1,483)
    Other.................................................................          (586)
                                                                            ----------------
                                                                                $ (1,131)
                                                                            ================

     The Company made income tax payments of $18,893,000 in 1994, $5,138,000 in 1993 and $2,503,000 in 1992.

     The Company's federal income tax returns have been examined by the Internal Revenue Service through 1990.

8. STOCKHOLDERS' EQUITY

STOCK OPTIONS

     At July 1, 1994 and 1993, no stock options were outstanding and 751,500 shares of common stock were reserved for issuance under the Company's stock option plan.

9. EMPLOYEE BENEFIT PLANS

PENSION PLANS

     The Company has non-contributory defined benefit retirement plans that cover substantially all employees. The Company's policy is to make contributions annually of not less than the minimum funding requirements of the Employee Retirement Income Security Act of 1974. Benefits are based on the employee's years of service and compensation.

     Pension expense includes the following components:

                                                             1994        1993        1992
                                                            -------     -------     -------
                                                                   ($ IN THOUSANDS)
    Service cost -- benefits earned during the year.......  $ 1,014     $ 1,124     $   908
    Interest cost on projected benefit obligations........    1,603       1,711       1,557
    Actual return on plan assets..........................     (841)     (1,802)     (2,110)
    Net amortization and deferral.........................   (1,252)       (379)         35
                                                            -------     -------     -------
    Pension expense.......................................  $   524     $   654     $   390
                                                            =======     =======     =======

                               HOLLY CORPORATION

                          JULY 31, 1994, 1993 AND 1992

     The following table sets forth the funded status of the plans and amounts recognized in the consolidated balance sheet:

                                                                        1994        1993
                                                                       -------     -------
                                                                        ($ IN THOUSANDS)
    Plan assets at fair value........................................  $23,256     $23,478
    Actuarial present value of projected benefit obligations:
      Accumulated benefit obligations:
         Vested......................................................   17,733      17,034
         Unvested....................................................      222         303
      Provision for future salary increases..........................    6,171       6,289
                                                                       -------     -------
    Projected benefit obligations....................................   24,126      23,626
                                                                       -------     -------
    Plan assets less than projected benefit obligations..............     (870)       (148)
    Unrecognized net loss............................................      248         227
    Unrecognized prior service cost..................................      108         144
    Unrecognized transition net asset................................   (1,435)     (1,648)
                                                                       -------     -------
    Accrued pension liability recognized in the consolidated balance
      sheet..........................................................  $(1,949)    $(1,425)
                                                                       =======     =======

     The principal actuarial assumptions were:

                                                                    1994     1993     1992
                                                                    ----     ----     ----
    Discount rate.................................................  7.5%     7.5%     7.5%
    Rate of future compensation increases.........................    5%       5%       6%
    Expected long-term rate of return on assets...................  8.5%     8.5%       9%

     Pension costs are determined using the assumptions as of the beginning of the year. The funded status is determined using the assumptions as of the end of the year.

     Approximately 52% of plan assets is invested in equity securities and 48% is invested in fixed income securities and other instruments at July 31, 1994.

EMPLOYEE STOCK OWNERSHIP PLAN

     In December 1985, the Company established an Employee Stock Ownership Plan
(ESOP). The ESOP is non-contributory and includes substantially all employees of the Company and its subsidiaries who meet certain length of service requirements and are not covered by a collective bargaining agreement.

     In 1985, the ESOP borrowed from the Company the $4,102,000 needed to purchase 1,500,000 shares of the Company's common stock. The loan is repayable in ten annual installments of $410,000 (subject to certain adjustments) commencing August 1, 1986 and bears interest at 12% per annum. The Company is obligated to make annual contributions sufficient to enable the ESOP to repay the loan with interest. The unearned compensation of $4,102,000 was recorded as a reduction of stockholders' equity and is being reduced as payments are made. Interest income earned on the note due from the ESOP is offset against an equal amount contributed to the ESOP by the Company.

10. MONTANA REFINING COMPANY, A PARTNERSHIP

     The Company acquired on July 31, 1992, the corporation that was the limited partner in MRC in connection with a settlement of litigation. The acquisition involved among other items contingent future payments of up to $189,000 per year over the period 1993 through 2005.

                               HOLLY CORPORATION

                          JULY 31, 1994, 1993 AND 1992

     As a consequence of the acquisition of the limited partner in MRC, certain deferred taxes have been eliminated, resulting in a decrease for fiscal 1992 of $2,579,000 in the provision for income taxes, of which $1,483,000 relates to income taxes provided in prior years.

11. OTHER INCOME (EXPENSE)

     The amounts in other income (expense) relate principally to settlements. The 1993 fiscal year included income of $4,000,000 relating to a settlement with a common carrier pipeline concerning product pipeline distribution constraints. The 1992 fiscal year included a charge of $700,000 relating to a settlement of a lawsuit with the limited partner of MRC (see Note 10).

12. CONTINGENCIES

     In July 1993, the United States Department of Justice, acting on behalf of the United States Environmental Protection Agency (EPA), filed a complaint in the United States District Court for the District of New Mexico alleging that the Company's subsidiary, Navajo Refining Company, beginning in September 1990 and continuing until the present, had violated and continues to violate the Resource Conservation and Recovery Act (RCRA) and implementing regulations of the EPA by treating, storing and disposing of certain hazardous wastes without compliance with regulatory requirements. The complaint seeks a court order directing Navajo to comply with these regulatory standards and civil penalties for the alleged non-compliance.

     Navajo has answered the complaint, denying all the allegations of legal liability and asserting affirmative defenses. Only limited discovery has been conducted. The Company and Navajo have been contesting the Government's case as necessary and appropriate, while contemporaneously exploring the prospects for negotiated settlement.

     In this regard, a tentative resolution of a substantial portion of the litigation has been reached. Under this approach, the Company would close the existing evaporation ponds of its wastewater management system, at an approximate cost of $1 to $2 million, to be expended over a several year period. A reserve of $2 million was recorded in fiscal 1993, principally to provide for the cost of closing existing ponds. In such event, the Company would implement one of several alternatives to the existing wastewater treatment system. Depending upon which approach is utilized, the Company could incur capitalizable costs of an additional $5 to $10 million over the next several years.

     Assuming the Company consummates the settlement discussed above, the remaining aspect of the litigation would be the civil penalty which the Government seeks. While the amount of any such civil penalty cannot presently be ascertained, based upon the advice of counsel, it is not believed that any such penalty would have a materially adverse impact on the Company's financial position.

     The Company is a party to various other litigation and proceedings which it believes, based on advice of counsel, will not have a materially adverse impact on its financial condition of operations.

13. SIGNIFICANT CUSTOMERS

     Virtually all revenues were domestic revenues (including domestic sales for export to Mexico). Approximately $67,000,000 (12%) of the Company's revenues for fiscal 1994, $65,000,000 (10%) of revenues for fiscal 1993 and $67,000,000 (13%)
for fiscal 1992 were from the sale of military jet fuel to the United States Government. Approximately $58,000,000 (11%) of the Company's revenues for fiscal 1994 were from the sale of gasoline to an affiliate of PEMEX (the government-owned energy company of Mexico). In addition to the United States Government and PEMEX, another refiner, which is a purchaser of gasoline and diesel for resale to retail customers, accounted for approximately $75,000,000 (12%) of the Company's

                               HOLLY CORPORATION

                          JULY 31, 1994, 1993 AND 1992

revenues in fiscal 1993 and $96,000,000 (19%) in fiscal 1992. While a loss of, or reduction in amounts purchased by, major purchasers that resell to retail customers could have an adverse effect on the Company, the Company believes that the impact of such a loss on the Company's results of operations should be limited because the Company's sales volume with respect to products whose end-users are retail customers is more dependent on the general retail demand in the Company's primary markets than on sales to any specific customer.

14. QUARTERLY INFORMATION (UNAUDITED)

FINANCIAL DATA

                                               FIRST      SECOND     THIRD      FOURTH
                                              QUARTER    QUARTER    QUARTER    QUARTER       YEAR
                                              --------   --------   --------   --------    --------
                                                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
1994
  Revenues                                    $135,518   $120,689   $143,934   $152,179    $552,320
  Operating margin (net sales less cost of
     sales).................................  $ 22,570   $ 15,790   $ 23,420   $  8,207    $ 69,987
  Income (loss) before income taxes.........  $ 13,835   $  7,134   $ 14,635   $   (602)   $ 35,002
  Net income (loss).........................  $  8,273   $  4,266   $  8,730   $   (552)   $ 20,717
  Income (loss) per common share............  $   1.00   $    .52   $   1.06   $   (.07)   $   2.51
  Dividends per share.......................  $   .075   $   .075   $    .10   $    .10    $    .35
  Average number of shares of common stock
     outstanding (in thousands).............     8,254      8,254      8,254      8,254       8,254

1993
  Revenues..................................  $151,910   $149,871   $161,695   $167,145    $630,621
  Operating margin (net sales less cost of
     sales).................................  $ 12,296   $ 11,683   $ 16,783   $ 23,484    $ 64,246
  Income before income taxes and cumulative
     effect of change in accounting for
     income taxes...........................  $  4,209   $  2,830   $  7,729   $ 18,549    $ 33,317
  Income before cumulative effect of change
     in accounting principle................  $  2,556   $  2,052   $  4,693   $ 10,632    $ 19,933
  Cumulative effect to August 1, 1992 of
     change in accounting for income
     taxes..................................      (958)        --         --         --        (958)
                                              --------   --------   --------   --------    --------
     Net income.............................  $  1,598   $  2,052   $  4,693   $ 10,632(1) $ 18,975
                                              ========   ========   ========   ========    ========

  Income per common share
     Income before cumulative effect of
       change in accounting principle.......  $    .31   $    .25   $    .57   $   1.29    $   2.42
     Cumulative effect to August 1, 1992 of
       change in accounting for income
       taxes................................      (.12)        --         --         --        (.12)
                                              --------   --------   --------   --------    --------
     Net income.............................  $    .19   $    .25   $    .57   $   1.29    $   2.30
                                              ========   ========   ========   ========    ========
  Dividends per share.......................  $   .075   $   .075   $   .075   $   .075    $    .30
  Average number of shares of common stock
     outstanding (in thousands).............     8,254      8,254      8,254      8,254       8,254

(1) Includes pre-tax income of $4 million relating to a settlement and a pre-tax reserve of $2 million relating to EPA litigation (see Notes 11 and 12).

                               HOLLY CORPORATION

                          JULY 31, 1994, 1993 AND 1992

    OPERATING DATA

                                            FIRST      SECOND       THIRD      FOURTH
                                           QUARTER     QUARTER     QUARTER     QUARTER      YEAR
                                           -------     -------     -------     -------     -------
                                                              (BARRELS PER DAY)
1994
  Sales of refined products..............   58,500      62,300      73,100      69,600      65,800
  Refinery production....................   54,100      66,000      69,900      67,500      64,300
1993
  Sales of refined products..............   63,400      66,100      70,700      70,900      67,800
  Refinery production....................   60,600      69,000      66,500      65,200      65,300

                               HOLLY CORPORATION

                      CONDENSED CONSOLIDATED BALANCE SHEET
                   ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    UNAUDITED
                                                                                   JANUARY 31,
                                                                                       1995
                                                                                   ------------
ASSETS
Current assets
  Cash and cash equivalents......................................................    $ 13,006
  Accounts receivable: Trade.....................................................      35,025
                         Crude oil...............................................      45,874
                                                                                   ------------
                                                                                       80,899
  Inventories: Crude oil and refined products....................................      33,622
               Materials and supplies............................................       6,080
                                                                                   ------------
                                                                                       39,702
  Income taxes receivable........................................................       2,843
  Prepayments and other..........................................................       9,027
                                                                                   ------------
          Total current assets...................................................     145,477
Properties, plants and equipment, at cost........................................     242,109
Less accumulated depreciation, depletion and amortization........................     112,520
                                                                                   ------------
                                                                                      129,589
Other assets.....................................................................       5,232
                                                                                   ------------
                                                                                     $280,298
                                                                                   ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable...............................................................    $ 99,556
  Accrued liabilities............................................................      11,294
  Income taxes payable...........................................................         625
  Current maturities of long-term debt...........................................       5,608
                                                                                   ------------
          Total current liabilities..............................................     117,083
Deferred income taxes............................................................      16,893
Long-term debt, less current maturities..........................................      68,832
Contingencies
Stockholders' equity
  Preferred stock, $1.00 par value -- 1,000,000 shares authorized;
     none issued.................................................................          --
  Common stock, $.01 par value -- 20,000,000 shares authorized;
     8,650,282 shares issued.....................................................          87
  Additional capital.............................................................       6,132
  Retained earnings..............................................................      72,250
                                                                                   ------------
                                                                                       78,469
  Common stock held in treasury, at cost -- 396,768 shares.......................        (569)
  Deferred charge -- amount due from ESOP........................................        (410)
                                                                                   ------------
          Total stockholders' equity.............................................      77,490
                                                                                   ------------
                                                                                     $280,298
                                                                                   ============

See accompanying notes to Condensed Consolidated Financial Statements.

                               HOLLY CORPORATION

                   CONDENSED CONSOLIDATED STATEMENT OF INCOME

                                                                               UNAUDITED
                                                                           SIX MONTHS ENDED
                                                                              JANUARY 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                            ($ IN THOUSANDS
                                                                           EXCEPT PER SHARE
                                                                               AMOUNTS)
Revenues:
  Net sales............................................................  $306,863     $255,910
  Miscellaneous........................................................       823          297
                                                                         --------     --------
                                                                          307,686      256,207
Costs and expenses:
  Cost of sales........................................................   274,650      217,550
  General and administrative...........................................     6,670        5,879
  Depreciation, depletion and amortization.............................     7,400        5,367
  Exploration expenses, including dry holes............................     1,270        1,910
  Miscellaneous........................................................        82          135
                                                                         --------     --------
                                                                          290,072      230,841
                                                                         --------     --------
Income from operations.................................................    17,614       25,366
Other:
  Interest income......................................................       443          153
  Interest expense.....................................................    (4,242)      (4,550)
                                                                         --------     --------
                                                                           (3,799)      (4,397)
                                                                         --------     --------
Income before income taxes and cumulative effect of
  change in accounting for turnarounds.................................    13,815       20,969
Income tax provision:
  Current..............................................................     4,555        7,098
  Deferred.............................................................     1,025        1,332
                                                                         --------     --------
                                                                            5,580        8,430
                                                                         --------     --------
Income before cumulative effect of change in accounting method.........     8,235       12,539
Cumulative effect to August 1, 1994 of change in accounting for
  turnarounds, net of taxes............................................     5,703           --
                                                                         --------     --------
Net income.............................................................  $ 13,938     $ 12,539
                                                                         ========     ========
Income per common share:
  Income before cumulative effect of change in accounting method.......  $   1.00     $   1.52
  Cumulative effect to August 1, 1994 of change in accounting for
     turnarounds, net of taxes.........................................       .69           --
                                                                         --------     --------
  Net income...........................................................  $   1.69     $   1.52
                                                                         ========     ========
Cash dividends paid per share..........................................  $    .20     $    .15
Average number of shares of common stock outstanding (in thousands)....     8,254        8,254

See accompanying notes to Condensed Consolidated Financial Statements.

                               HOLLY CORPORATION

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                               UNAUDITED
                                                                           SIX MONTHS ENDED
                                                                              JANUARY 31,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                           ($ IN THOUSANDS)
Cash flows from operating activities:
  Net income...........................................................  $ 13,938     $ 12,539
  Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation, depletion and amortization........................     7,400        5,367
       Deferred income taxes...........................................     1,025        1,332
       Dry hole costs and leasehold impairment.........................       374          956
       Cumulative effect to August 1, 1994 of change in accounting
          for turnarounds..............................................    (5,703)          --
       Changes in other assets and liabilities:
          Decrease in accounts receivable..............................    13,381        7,037
          (Increase) decrease in inventories...........................     4,293       (1,402)
          Increase in income taxes receivable..........................    (2,125)          --
          (Increase) decrease in prepayments and other.................     1,893       (1,691)
          Decrease in accounts payable.................................   (12,528)        (285)
          Decrease in accrued liabilities..............................    (1,060)      (4,891)
          Decrease in income taxes payable.............................      (111)      (6,377)
       Other, net......................................................    (2,765)         556
                                                                         --------     --------
     Net cash provided by operating activities.........................    18,012       13,141
Cash flows from financing activities:
  Reduction in long-term debt..........................................        (8)          (8)
  Cash dividends.......................................................    (1,651)      (1,238)
                                                                         --------     --------
     Net cash used for financing activities............................    (1,659)      (1,246)
Cash flows from investing activities:
  Additions to properties, plants and equipment........................    (6,644)     (12,986)
                                                                         --------     --------
     Net cash used for investing activities............................    (6,644)     (12,986)
                                                                         --------     --------
Cash and cash equivalents:
  Increase (decrease) for the period...................................     9,709       (1,091)
  Beginning of year....................................................     3,297        6,631
                                                                         --------     --------
  End of period........................................................  $ 13,006     $  5,540
                                                                         ========     ========
Supplemental disclosure of cash flow information:
  Cash paid during period for:
     Interest..........................................................  $  4,242     $  4,416
     Income taxes......................................................  $  6,744     $ 13,407

See accompanying notes to Condensed Consolidated Financial Statements.

                               HOLLY CORPORATION

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE A -- PRESENTATION OF FINANCIAL STATEMENTS

     In the opinion of the Company, the accompanying consolidated financial statements, which have not been audited by independent accountants (except for the consolidated balance sheet as of July 31, 1994), reflect all adjustments (consisting only of normal recurring adjustments, except for the accounting change as described in Note B below) necessary to present fairly the Company's consolidated financial position as of January 31, 1995, the consolidated results of operations for the six months ended January 31, 1995 and 1994, and consolidated cash flows for the six months ended January 31, 1995 and 1994.

     Certain notes and other information have been condensed or omitted. Therefore, these financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 1994.

     References herein to the "Company" are for convenience of presentation and may include obligations, commitments or contingencies that pertain solely to one or more affiliates of the Company. Results of operations for the first six months of fiscal 1995 are not necessarily indicative of the results to be expected for the full year.

NOTE B -- ACCOUNTING CHANGE

     Effective August 1, 1994, the Company changed its method of accounting for turnaround costs. Turnarounds consist of preventive maintenance on major processing units as well as the shutdown and restart of all units, and generally are scheduled at two to three year intervals. Previously, the Company estimated the costs of the next scheduled turnaround and ratably accrued the related expenses prior to the actual turnaround. To provide for a better matching of turnaround costs with revenues, the Company changed its accounting method for turnaround costs to one that results in the amortization of costs incurred over the period until the next scheduled turnaround. The cumulative effect of this accounting change through the 1994 fiscal year was an increase in net income in the current year of $5,703,000, or $.69 per common share. Excluding the cumulative effect, the change increased net income for the second quarter of fiscal 1995 by $102,000 or $.01 per common share and increased net income for the six months ended January 31, 1995 by $1,022,000 or $.12 per common share. If the accounting change for turnaround costs had been retroactively applied, pro forma net income for both the quarter and the six months ended January 31, 1994 would have increased by $1,058,000 or $.13 per share over what was originally reported and net income for the full 1994 fiscal year would have increased by $1,266,000 or $.15 per share to pro forma net income amounts for the 1994 fiscal year of $21,983,000 or $2.66 per share.

NOTE C -- CONTINGENCIES

     In July 1993, the DOJ filed suit against Navajo alleging that, beginning in September 1990 and continuing through the present, Navajo has violated and continues to violate RCRA and implementing regulations of the EPA by treating, storing and disposing of certain hazardous wastes without compliance with regulatory requirements. The Company believes that the parties are in the final stage of negotiations that should resolve some, if not all, of the litigation. Based on those negotiations, the Company would close the existing evaporation ponds of its wastewater management system, at a cost of approximately $1 million to be expended over a several year period. The negotiations also contemplate that the Company would implement one of several alternatives to the existing wastewater treatment system. Depending upon which approach is utilized, the Company could incur total costs of approximately $3 million over the next several years. The costs to implement an alternative wastewater treatment system would be capitalized and amortized over the future useful life of the resulting asset in accordance with generally accepted accounting principles. Any settlement with the DOJ also is expected to involve the payment of a civil penalty, which, based on negotiations among the Company, the EPA and the DOJ, the Company does not believe will have a material adverse effect on its financial position or results of operations. In fiscal 1993, the Company recorded a $2 million reserve for the litigation, principally to provide for the cost of closing the existing ponds.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN, OR INCORPORATED BY REFERENCE IN, THIS PROSPECTUS, IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Information
  by Reference........................    3
Prospectus Summary....................    4
Investment Considerations.............    9
Use of Proceeds.......................   11
Capital Improvement Projects..........   11
Capitalization........................   12
Price Range of Common Stock and
  Dividend Policy.....................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................   16
Business..............................   21
Management and Directors..............   30
Selling Stockholders..................   32
Underwriting..........................   33
Legal Matters.........................   34
Experts...............................   34
Index to Financial Statements.........  F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                2,500,000 SHARES


                                    [LOGO]


                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS

                          ---------------------------

                              MERRILL LYNCH & CO.

                                CS FIRST BOSTON




                                      , 1995
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the expenses to be paid by the Registrant in connection with this Registration Statement. All such fees are estimates, other than the fees payable to the SEC, the NASD and the American Stock Exchange.

    SEC Registration Fee......................................................  $  28,254
    NASD Filing Fee...........................................................      8,694
    American Stock Exchange Additional Listing Fee............................     17,500
    Accounting Fees and Expenses..............................................     30,000
    Legal Fees and Expenses...................................................    100,000
    Blue Sky Fees and Expenses (including legal fees).........................      7,500
    Printing Expenses.........................................................    150,000
    Miscellaneous.............................................................      7,500
                                                                                ---------
              Total...........................................................  $ 349,448
                                                                                =========

The expenses of the Selling Stockholders (other than underwriting discounts) will be borne by the Company.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The law of the State of Delaware authorizes corporations to limit the personal liability of directors to corporations and their stockholders for monetary damages for certain breaches of a director's fiduciary duties. The Registrant's Restated Certificate of Incorporation provides that a director will not be personally liable for monetary damages for the breach of his or her fiduciary duties as a director, except for liability imposed by the General Corporation Law of the State of Delaware or imposed by other law for (i) a breach of the director's duty of loyalty to the Registrant or its stockholders,
(ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) a transaction from which the director derived an improper personal benefit.

     The Bylaws of the Registrant provide that the Registrant shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Registrant) by reason of the fact that he is or was a director, officer, employee or agent of the Registrant, to the fullest extent permitted by the General Corporation Law of the State of Delaware provided such person gives the Registrant appropriate notice and permits the Registrant, at its option, to participate in or to direct in good faith any defense of such person. Pursuant to the provisions of Section 145 of the General Corporation Law of the State of Delaware, the Registrant has the power under specified circumstances to indemnify such persons against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding.

     The power to indemnify generally applies only if such person acted in good faith and in a manner he or she reasonably believed to be in the best interest, or not opposed to the best interest, of the Registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of the Registrant, however, the power to indemnify applies only to expenses reasonably incurred in connection with the defense and settlement of an action or suit and not to the satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of liability for the Corporation unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply. The General Corporation Law of the State of Delaware further specifically provides that the indemnification authorized thereby shall not be deemed exclusive of any other rights to which any such officer or director may be entitled under any bylaws, agreements, vote of stockholders or disinterested directors, or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to above in this Item 15, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. EXHIBITS.

     The following is a list of all exhibits filed as a part of this Registration Statement.

       EXHIBIT
       NUMBER                                DESCRIPTION OF EXHIBITS
- -------------------  ------------------------------------------------------------------------
           1.1       -- Form of Purchase Agreement, dated as of           , among the
                        Registrant, the Selling Stockholders and Merrill Lynch, Pierce,
                        Fenner & Smith Incorporated and CS First Boston Corporation, as
                        representatives of the Underwriters.*
           4.1       -- Portions of Restated Certificate of Incorporation of the Registrant,
                        as amended, relating to the rights of holders of Common Stock.*
           4.2       -- Portions of Bylaws of the Registrant, as amended, relating to the rights of holders of Common Stock.*
           5         -- Opinion of Weil, Gotshal & Manges.*
          23.1       -- Consent of Weil, Gotshal & Manges (included in Exhibit 5).*
          23.2       -- Consent of Ernst & Young LLP.
          24         -- Power of Attorney (included on page II-4 of this Registration
                        Statement).
          99         -- Copy of civil action against the Company's subsidiary, Navajo
                        Refining Company, filed on July 16, 1993 by the United States, in the
                        United States District Court for the District of New Mexico, seeking civil penalties and other compliance measures under the Resource
                        Conservation and Recovery Act and implementing regulations of the
                        Environmental Protection Agency (incorporated by reference to Exhibit
                        28 of Registrant's Form 8-K dated July 16, 1993, File No. 1-3876).

* To be filed by amendment.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes the following:

     (a)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) See Item 15.

                               POWER OF ATTORNEY

     Each person whose signature to this Registration Statement appears below hereby appoints Lamar Norsworthy, Henry A. Teichholz, Christopher L. Cella and Karl N. Knapp, and each of them, any one of whom may act without the joinder of the other, as his attorney-in-fact to sign on his behalf individually and in the capacity stated below and to file all amendments and post-effective amendments to this Registration Statement, which amendments may make such changes in and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on May 17, 1995.

                                            HOLLY CORPORATION

                                            By:    /s/  LAMAR NORSWORTHY
                                                       Lamar Norsworthy
                                                    Chairman of the Board,
                                                President and Chief Executive
                                                            Officer

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                                 TITLE                        DATE
- -------------------------------------  ----------------------------------------  -------------
 /s/  LAMAR NORSWORTHY                 Chairman of the Board, President and      May 17, 1995
      Lamar Norsworthy                 Chief Executive Officer (Principal
                                       Executive Officer)

 /s/  JACK P. REID                     Executive Vice President -- Refining      May 17, 1995
      Jack P. Reid                     and Director

 /s/  HENRY A. TEICHHOLZ               Vice President, Treasurer and Controller  May 17, 1995
      Henry A. Teichholz               (Principal Financial and Accounting
                                       Officer)

  /s/  W. JOHN GLANCY                  Director                                  May 17, 1995
       W. John Glancy

 /s/  MARCUS R. HICKERSON              Director                                  May 17, 1995
      Marcus R. Hickerson

    /s/  A. J. LOSEE                   Director                                  May 17, 1995
         A. J. Losee

 /s/  ROBERT G. MCKENZIE               Director                                  May 17, 1995
      Robert G. McKenzie

 /s/  THOMAS W. MATTHEWS, II           Director                                  May 17, 1995
      Thomas W. Matthews, II

   /s/  E. I. PARSONS                  Director                                  May 17, 1995
        E. I. Parsons

                               INDEX TO EXHIBITS

                                                                                   SEQUENTIALLY
  EXHIBIT                                                                           NUMBERED
    NO.                            DESCRIPTION OF EXHIBITS                            PAGE
- ---------  -----------------------------------------------------------------------------------
    1.1    -- Form of Purchase Agreement, dated as of           , among the
              Registrant, the Selling Stockholders and Merrill Lynch, Pierce,
              Fenner & Smith Incorporated and CS First Boston Corporation, as
              representatives of the Underwriters.*
    4.1    -- Portions of Restated Certificate of Incorporation of the Registrant,
              as amended, relating to the rights of holders of Common Stock.*
    4.2    -- Portions of Bylaws of the Registrant, as amended, relating to the rights of holders of Common Stock.*
    5      -- Opinion of Weil, Gotshal & Manges.*
   23.1    -- Consent of Weil, Gotshal & Manges (included in Exhibit 5).*
   23.2    -- Consent of Ernst & Young LLP.
   24      -- Power of Attorney (included on page II-4 of this Registration
              Statement).
   99      -- Copy of civil action against the Company's subsidiary, Navajo
              Refining Company, filed on July 16, 1993 by the United States, in the
              United States District Court for the District of New Mexico, seeking civil penalties and other compliance measures under the Resource
              Conservation and Recovery Act and implementing regulations of the
              Environmental Protection Agency (incorporated by reference to Exhibit
              28 of Registrant's Form 8-K dated July 16, 1993, File No. 1-3876).

* To be filed by amendment.